December 15, 2004



Securities and Exchange Commission
450 5 Street, N.W.
Washington  DC  50549

RE:  Midland National Life Separate Account C File Number 333-119088


Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of Pre-Effective Amendment No. 1 to Registration Statement 333-119088, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.



  /s/

Terri Silvius
Director
Variable Compliance Operations


cc:       Frederick R. Bellamy
          Sutherland Asbill & Brennan LLP

      As filed with the Securities and Exchange Commission on December 15, 2004
                                                   Registration Nos. 333-119088
                                                                  and 811-07772
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
-------------------------------------------------------------------------------

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          |_|
                        Pre-Effective Amendment No. 1                       |X|
                                                  -----
                     Post-Effective Amendment No. ____                      |_|
                                       and
               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY          |_|
                                   ACT OF 1940
                              Amendment No. 23                              |X|
                                          ----

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
                    ----------------------------------------
                           (Exact Name of Registrant)

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                     ---------------------------------------
                               (Name of Depositor)

                    One Midland Plaza, Sioux Falls, SD 57193
                    ----------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (605) 335-5700

Name and Address of Agent for Service:                     Copy to:

Stephen P. Horvat, Jr.                                     Frederick R. Bellamy, Esq.
Senior Vice President, Secretary and General Counsel       Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company                    1275 Pennsylvania Avenue, N.W.
Sammons Financial Group                                    Washington, DC  20004-2415
525 W. Van Buren
Chicago, IL  60607

It  is proposed that this filing will become effective:
|_| Immediately upon filing pursuant to paragraph (b) of Rule 485
|_| On __________ pursuant to paragraph (b) of Rule 485
|_| 60 days after filing pursuant to paragraph (a) of Rule 485
|_| On pursuant to paragraph (a) of Rule 485

                               -------------------

                            Title of securities being
                                  registered:
                                   MNL Advisor
             Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     MNL Advisor Variable Annuity Prospectus
                                December 30, 2004
                   Flexible Premium Deferred Variable Annuity
               issued by: Midland National Life Insurance Company
              through the Midland National Life Separate Account C
              Phone: (877) 586-0240 (toll free) Fax: (866) 270-9565

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing.

The MNL Advisor Variable Annuity (the "contract") is a flexible premium deferred annuity designed to be useful to You in meeting Your long-term savings and retirement needs. The minimum initial premium for a non-qualified contract is $10,000. The minimum initial premium for a qualified contract is $2,000.


A Statement of Additional Information ("SAI") about the contract and the Midland National Life Separate Account C is available free of charge by checking the appropriate box on the application form or by writing to Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 or contacting Us at the numbers above. The SAI, dated December 30, 2004, has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus.


You may allocate Your premiums to Our Fixed Account and/or to the Separate Account investment divisions (see Definitions) that invest in a specified mutual fund portfolio. You can choose among the twenty-four investment divisions shown on the following page. The mutual fund portfolios are part of the following series funds or trusts:

     o    American Century Variable Portfolios, Inc.

     o Fidelity's Variable Insurance Products Fund Initial Class, and Service Class 2

Your accumulation value in the investment divisions will increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The contracts involve investment risk, including possible loss of principal.

The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution and the contracts are not federally insured by the federal deposit insurance corporation or any other agency.

                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

-----------------------------------------------------------
1.        American Century VP Balanced Portfolio
-----------------------------------------------------------
2.        American Century VP Capital Appreciation Portfolio
-----------------------------------------------------------
3.        American Century VP Income & Growth Portfolio
-----------------------------------------------------------
4.        American Century VP Inflation Protection Portfolio
-----------------------------------------------------------
5.        American Century VP International Portfolio
-----------------------------------------------------------
6.        American Century VP Large Company Value Portfolio
-----------------------------------------------------------
7.        American Century VP Mid Cap Value Portfolio
-----------------------------------------------------------
8.        American Century VP Ultra Portfolio
-----------------------------------------------------------
9.        American Century VP Value Portfolio
-----------------------------------------------------------
10.       Fidelity VIP Asset Manager: Growth Portfolio
-----------------------------------------------------------
11.       Fidelity VIP Asset ManagerSM Portfolio
-----------------------------------------------------------
12.       Fidelity VIP Balanced Portfolio
-----------------------------------------------------------
13.       Fidelity VIP Contrafund(R) Portfolio
-----------------------------------------------------------
14.       Fidelity VIP Equity-Income Portfolio
-----------------------------------------------------------
15.       Fidelity VIP Growth & Income Portfolio
-----------------------------------------------------------
16.       Fidelity VIP Growth Opportunities Portfolio
-----------------------------------------------------------
17.       Fidelity VIP Growth Portfolio
-----------------------------------------------------------
18.       Fidelity VIP High Income Portfolio
-----------------------------------------------------------
19.       Fidelity VIP Index 500 Portfolio
-----------------------------------------------------------
20.       Fidelity VIP Investment Grade Bond Portfolio
-----------------------------------------------------------
21.       Fidelity VIP MidCap Portfolio
-----------------------------------------------------------
22.       Fidelity VIP Money Market Portfolio
-----------------------------------------------------------
23.       Fidelity VIP Overseas Portfolio
-----------------------------------------------------------
24.       Fidelity VIP Value Strategies Portfolio
-----------------------------------------------------------

This prospectus generally describes only the variable portion of the contract, except where the Fixed Account is specifically mentioned.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

                                TABLE OF CONTENTS
                                                                                                                    PAGE

DEFINITIONS............................................................................................................7
SUMMARY...............................................................................................................10
      Features of MNL Advisor Variable Annuity........................................................................10
            Your "Free Look" Right....................................................................................10
            Your Accumulation Value...................................................................................10
            Flexible Premium Payments.................................................................................11
            Investment Choices........................................................................................11
            Transfers.................................................................................................11
            Surrenders................................................................................................12
            Annuitization Bonus.......................................................................................12
            Risk of Increase in Fees and Charges......................................................................12
            Effects of Market Timing..................................................................................13
      FEE TABLE.......................................................................................................13
            Periodic Charges Other Than Portfolio Expenses............................................................13
            Range of Annual Operating Expenses for the Portfolios1....................................................14
      EXPENSE EXAMPLES................................................................................................14
      Financial Information...........................................................................................15
      Charges and Fees................................................................................................15
            Surrender Charge..........................................................................................16
            Interest Adjustment.......................................................................................17
            Mortality and Expense Risk Charge.........................................................................17
            Annual Maintenance Fee....................................................................................17
            Transfer Fee..............................................................................................17
            Premium Taxes.............................................................................................18
Additional Information About MNL Advisor..............................................................................18
      Suitability of the Contracts....................................................................................18
      Death Benefit...................................................................................................18
      Other Products..................................................................................................18
      Inquiries And Correspondence....................................................................................19
      State Variations................................................................................................19
SEPARATE ACCOUNT C AND THE FUNDS......................................................................................20
      Our Separate Account And Its Investment Divisions...............................................................20
            The Funds.................................................................................................20
            Investment Policies Of The Funds' Portfolios..............................................................20
            Availability of the Portfolios............................................................................23
      Amounts In Our Separate Account.................................................................................23
      We Own The Assets Of Our Separate Account.......................................................................24
      Our Right To Change How We Operate Our Separate Account.........................................................24
FIXED ACCOUNT.........................................................................................................25
      Fixed Account Options...........................................................................................26
            Multi-Year Guarantee (MYG) Options........................................................................26
            Fixed Account Dollar Cost Averaging ("Fixed Account DCA").................................................28
DETAILED INFORMATION ABOUT THE CONTRACT...............................................................................28
      Requirements for Issuance of a Contract.........................................................................28
      Free Look.......................................................................................................29
      Tax-Free "Section 1035" Exchanges...............................................................................29
      Allocation of Premium Payments..................................................................................30
            Changing Your Premium Allocation Percentages..............................................................30
      Your Accumulation Value.........................................................................................30
            Transfers of Accumulation Value...........................................................................30
      Transfer Limitations............................................................................................31
      Surrenders......................................................................................................33
      Loans...........................................................................................................34
      Dollar Cost Averaging...........................................................................................36
      Portfolio Rebalancing...........................................................................................37
      Fixed Account Earnings Sweep Program............................................................................37
      Systematic Withdrawals..........................................................................................38
      Free Surrender Amount...........................................................................................39
      Death Benefit...................................................................................................39
      Payment of Death Benefits.......................................................................................40
CHARGES, FEES AND DEDUCTIONS..........................................................................................41
      Surrender Charges on Surrenders.................................................................................41
      Mortality and Expense Risk Charge...............................................................................41
      Annual Maintenance Fee..........................................................................................42
      Interest Adjustment.............................................................................................42
      Transfer Charge.................................................................................................43
      Loan Charge.....................................................................................................43
      Charges In The Funds............................................................................................43
      Premium Taxes...................................................................................................43
      Other Taxes.....................................................................................................43
FEDERAL TAX STATUS....................................................................................................44
      Introduction....................................................................................................44
      Annuity Contracts in General....................................................................................44
            Qualified and Non-Qualified Contracts.....................................................................44
            Loans.....................................................................................................46
            Diversification and Distribution Requirements.............................................................46
            Surrenders - Non-Qualified Contracts......................................................................46
            Multiple Contracts........................................................................................47
            Withholding...............................................................................................47
            Annuity Payments..........................................................................................47
            Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations................................48
            Taxation of Death Benefit Proceeds........................................................................48
            Transfers, Assignments or Exchange of Contracts...........................................................48
            Possible Tax Law Changes..................................................................................48
            Separate Account Charges..................................................................................48
      MATURITY DATE...................................................................................................48
            Selecting An Annuity Option...............................................................................49
            Fixed Options.............................................................................................50
            Variable Options..........................................................................................50
            Payout Options............................................................................................51
            Annuitization Bonus.......................................................................................51
            Transfers after the Maturity Date.........................................................................52
ADDITIONAL INFORMATION................................................................................................52
      Midland National Life Insurance Company.........................................................................52
      Fund Voting Rights..............................................................................................52
            How We Determine Your Voting Shares.......................................................................53
            Voting Privileges of Participants In Other Companies......................................................53
      Our Reports to Owners...........................................................................................53
      Contract Periods, Anniversaries.................................................................................54
      Dividends.......................................................................................................54
      Performance.....................................................................................................54
      Change of Address Notification..................................................................................55
      Modification To Your Contract...................................................................................55
      Your Beneficiary................................................................................................55
      Assigning Your Contract.........................................................................................56
      When We Pay Proceeds From This Contract.........................................................................56
      Distribution of the Contracts...................................................................................56
      Regulation......................................................................................................57
      Discount for Employees of Sammons Enterprises, Inc..............................................................58
      LEGAL PROCEEDINGS...............................................................................................58
      Legal Matters...................................................................................................58
      Financial Statements............................................................................................58
Statement of Additional Information...................................................................................59

                                   DEFINITIONS


For Your convenience, below is a glossary of the special terms We use in this prospectus. These terms are in bold type throughout this document.


Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.

Accumulation Value means the sum of the amounts You have in Our Fixed Account and in the investment divisions of Our Separate Account under Your inforce contract.

Annuitant means the person(s), designated by the owner, to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The annuitant will be considered the owner unless otherwise stated.

Annuity Unit means the units in the Separate Account, after the maturity date, that are used to determine the amount of the annuity payment.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit will be paid in the event of the death of the owner or annuitant.

Business Day means any day the New York Stock Exchange is open for regular trading. Our business Day ends when the New York Stock Exchange closes for regular trading (generally 3:00 p.m. Central Time).

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month.

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the owner or annuitant if the contract is still inforce. The death benefit will be paid when We receive due proof of the death of the owner or annuitant and an election of how the death benefit is to be paid, and any other required documents or forms.

Executive Office means Our office located at One Midland Plaza, Sioux Falls, SD 57193. Please use Our Principal Office address and telephone number for all correspondence, payments, and inquiries.

Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.

Investment Division means a division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the funds.

Issue Age means the age of the annuitant on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries and contract years are determined.

Maturity Date means the date, specified in Your contract on which income payments will begin. The earliest possible maturity date is the 4th contract anniversary at which time You may annuitize Your full accumulation value. The maximum maturity dateis the contract anniversary immediately following the annuitant's 100th birthday.

Minimum Guaranteed Fund Value is 100% of premium payment(s) allocated to the Multi-Year Guarantee (MYG) Options minus any partial surrenders or transfers out of the MYG Options minus any fees and charges accumulated at an interest rate of 1.5%.

Net Premium means Your premium payment(s) minus any partial surrenders and any surrender charges.

Owner means the person who purchases a MNL Advisor Variable Annuity contract and makes the premium payments and is referred to as "You." The owner is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after an annuity is effected. On or after the maturity date, the annuitant will be the payee. If the annuitant or the owner dies prior to the maturity date, then the beneficiary is the payee.

Principal Office means where You can contact Us to pay premiums or take other action, such as transfers between investment divisions. The address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll free)
                               Fax: (866) 270-9565

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to the Company.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.

Surrender Value means the Fixed Account accumulation value (adjusted for an interest adjustment, if applicable) plus the Separate Account accumulation value on the date of surrender minus any surrender charge, premium tax and annual maintenance fee.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time) on one business Day and ending at the close of regular trading on the New York Stock Exchange on the next business day.

Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at the address shown on the Specification Page of Your contract.

                                     SUMMARY


In this prospectus "We", "Our", "Us", "Midland National", and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant" because the annuitant and the owner might not be the same.


This summary provides only a brief overview of the more important features of the contract. The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is inforce.

Features of MNL Advisor Variable Annuity

The MNL Advisor Variable Annuity is a flexible premium deferred variable annuity. The contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.


The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract). This contract does not offer any additional tax benefits when purchased under a qualified plan. See "Suitability of the Contracts" on page 18 for more detailed information.


This prospectus generally describes only the variable portion of the contract, except where the Fixed Account is specifically mentioned.

Your "Free Look" Right

You have a right to examine the contract and return it to Us for any reason. Your request generally must be postmarked no later than 10 days (or as required by state law) after You receive Your contract. (see "Free Look" on page 29 for more details).


Your Accumulation Value Your accumulation value depends on:

     o    the amount and frequency of premium payments,

     o    the selected portfolio's investment experience,

     o    interest earned on amounts allocated to the Fixed Account,

     o    partial surrenders, and

     o    charges and deductions.


You bear the investment risk under the contract (except for amounts in the Fixed Account). There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation Value" on page 30).


Flexible Premium Payments
You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. However, if You purchase a qualified contract, We may accept an initial premium of only $2,000. Other premium payments must be at least $50.

You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $5,000,000. The maximum amount of premium that currently can be allocated or transferred to the Fixed Account prior to the maturity date is limited to a sum total of $1,000,000 without prior approval from Us. We reserve the right to further restrict or even eliminate the ability to allocate or transfer to the Fixed Account.

Investment Choices

You may allocate Your accumulation value to the investment divisions of Our Separate Account available under this contract or to Our Fixed Account, which pays interest at a declared rate, or to a combination of these options. For limitations on premium allocations to the Fixed Account, see "FIXED ACCOUNT" on page 25.

For a full description of the portfolios, see the funds' prospectuses, which accompany this prospectus. (See "The Funds" on page 20).

Each portfolio pays a different investment management or advisory fee and different operating expenses. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company. See "Investment Policies Of The Funds' Portfolios" on page 20.


Transfers

You may transfer Your accumulation value among the investment divisions and between the Fixed Account and the investment divisions before the maturity date (although We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners). The amount that You can transfer into the Fixed Account is limited. See "FIXED ACCOUNT" on page 25 for details. The MYG Options in Our Fixed Account are only available at the time of application. No transfers can be made into any of these options. Transfers out of the MYG Options may be subject to an interest adjustment. See "Multi-Year Guarantee (MYG) Options" on page 26. After the maturity date, You may make two transfers each year among the Separate Account investment divisions.


We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer.


Currently, We do not charge for making transfers. However, We reserve the right to assess a $15 administrative charge for each transfer after the 12th transfer in a contract year. Completed transfer requests received at Our Principal Office before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. See definition of "Business Day" on page 7. For limitations on transfers to and from the Fixed Account, see "FIXED ACCOUNT" on page 25. For restrictions on transfers due to market timing, see "Transfer Limitations" on page 31.


Surrenders

You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 38). (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your gross premiums (sum of all premiums paid as determined on the date of the surrender request), once each contract year without incurring a surrender charge. However, by current Company practice, We will allow multiple free withdrawals up to 10% of gross premiums each contract year. This is not guaranteed. (See "Free Surrender Amount" on page
39). We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender. We may also deduct an annual maintenance fee on a full surrender. The amount You request plus any surrender charge will be deducted from Your accumulation value. Any amount You withdraw from a MYG Option will be subject to an interest adjustment as well as surrender charges. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 41, "FEDERAL TAX STATUS" on page 44, and "Selecting An Annuity Option" on page 49.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.


Annuitization Bonus
If You decide to annuitize Your contract any time after the 4th contract anniversary, We guarantee that We will credit Your accumulation value with an additional percentage (of the Accumulation Value) based on the pay-out option You choose as follows:

     o A 2% annuitization bonus will be credited on any payout option available under this contract that guarantees payment for ten or more years.

     o A 1% annuitization bonus will be credited on all other payout options available under this contract.


There is no additional charge for the annuitization bonus.

Risk of Increase in Fees and Charges
Certain fees and charges assessed against the contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum level.

Effects of Market Timing
Frequent, large, programmed, or short-term transfers among the investment divisions or between the investment divisions and the Fixed Account ("Harmful Trading) can cause risks with adverse effects for other contract owners (and beneficiaries and portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in an investment division if transfers into the division are made at unit values that are priced below the true value or transfers out of the investment division are made at unit values priced higher than the true value (some "market timers" attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage"); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

FEE TABLE

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract. The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses                    Charge
Sales Load Imposed on Purchase                         None
Maximum Surrender Charge (as a percentage of           9.00%
premiums withdrawn)

Transfer Fee                                           $0-$151
Maximum TSA Net Loan Interest Annual Rate* (of         2.5%
amount in loan account)

* The net loan interest rate is the maximum interest rate We charge (4.0%) less the amount We credit to the Fixed Account balance (1.5%).

Periodic Charges Other Than Portfolio Expenses
The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

                                                   Guaranteed    Current Charge
                                                     Maximum
Annual Maintenance Fee2                                $60            $30
Separate Account Annual Expenses
(as a percentage of average accumulation value)
Mortality and Expense Risk Charge                     1.55%          1.55%


Total Separate Account Expenses                       1.55%          1.55%

     1 We reserve the right to impose a $15 charge for each transfer after the twelve (12th) transfer in a contract year.

     2 The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the Separate Account. By current Company practice, the annual maintenance fee is deducted only when the net premiums are less than $50,000. We reserve the right to change this in the future. Currently, We waive the annual maintenance fee for Section 403(b), SEP-IRA, and 457 Qualified Plans.

Range of Annual Operating Expenses for the Portfolios1
The next item shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2003 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

Total Annual Portfolio Company Operating Expenses           Lowest      Highest
(expenses that are deducted from portfolio company
assets, including management fees, distribution, and/or
service (12b-1) fees and other expenses)                     0.29%       1.65%
          1The portfolio expenses used to prepare this table were provided to Us by the fund(s). We have not independently verified such information. The expenses are those incurred as of the fiscal year ending December 31, 2003. Current or future expenses may be higher or lower than those shown.

For information concerning compensation paid for the sale of the contracts, see "Distribution of the Contracts" on page 56.

EXPENSE EXAMPLES

     The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, annual maintenance fees, Separate Account annual expenses, and portfolio company operating expenses (for the year ended December 31, 2003). This is not guaranteed. In the examples, the annual maintenance fee is approximated as an annual asset charge of 0.17% (guaranteed) based on the estimated average accumulation value.

Both examples assume that You invest $10,000 in the contract for the time periods indicated. The Examples also assume that Your investment has a 5% return each year. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: Highest portfolio expenses.

(1) If You surrender or annuitize Your contract at the end of the applicable time period:
                  ------------- ------------- ----------- ---------------

                  1   Year      3   Years     5 Years     10 Years

                  ------------- ------------- ----------- ---------------

                  $1,150        $1,666        1,756       3,658

                  ------------- ------------- ----------- ---------------


(2) If You do NOT surrender Your contract:
                  ------------- ------------- ----------- ---------------

                  1   Year      3   Years     5 Years     10 Years

                  ------------- ------------- ----------- ---------------

                  $340          $1,036        1,756       3,658

                  ------------- ------------- ----------- ---------------

Example 2: Lowest portfolio expenses.

(1) If You surrender or annuitizeYour contract at the end of the applicable time period:
                  ------------- ------------- ----------- ---------------

                  1   Year      3   Years     5 Years     10 Years

                  ------------- ------------- ----------- ---------------

                  $1,006        $1,237        1,042       2,254

                  ------------- ------------- ----------- ---------------

(2) If You do not surrender at the end of the applicable time period:
                  ------------- ------------- ----------- ---------------

                  1   Year      3   Years     5 Years     10 Years

                  ------------- ------------- ----------- ---------------

                  $196          $607          1,042       2,254

                  ------------- ------------- ----------- ---------------

The examples do not reflect transfer fees or premium taxes (which may range up to 3.5% depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or lower than those shown. The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.

Financial Information


Our financial statements, and financial statements for the Separate Account, are in the Statement of Additional Information. You may obtain a free copy of the Statement of Additional Information by checking the appropriate box on the application form, calling Us toll-free at (877) 586-0240, faxing Us at (866) 270-9565, or writing Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266. A Condensed Financial section was not included in this document, as no contracts had been issued under this prospectus as of December 31, 2003.


Charges and Fees

Surrender Charge

Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including full and partial surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 41.)


The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all partial surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

        Length of Time
     From Premium Payment           Surrender
       (Number of Years)              Charge
       -----------------              ------
               1                        9%
               2                        8%
               3                        7%
               4                        6%
              5+                        0%

No Surrender charge will be assessed upon:

   (a) payment of death benefits;
   (b) exercise of the free look right; and
   (c) surrender of the free surrender amount.

Under Midland National's current Company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules are not subject to surrender charges. We reserve the right to change this practice in the future.

At the time of a withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. For example, if at the beginning of Your second contract year Your net premium was $10,000 and Your accumulation value was $8,000, then in the event of a surrender, the second year surrender charge percentage of 8% would be charged on the $10,000 net premium amount and not the $8,000 accumulation value amount.

Interest Adjustment

Any portion of the Fixed Account accumulation value allocated to a MYG Option may be subject to an interest adjustment. (See "Multi-Year Guarantee (MYG) Options" on page 26. Surrenders may have tax consequences. (See "FEDERAL TAX STATUS" on page 44.)


Mortality and Expense Risk Charge
We deduct a 1.55% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense and other risks under the contract. (See "Mortality and Expense Risk Charge" on page 41.)

Annual Maintenance Fee

We currently deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. Currently, We waive the annual maintenance fee for Section 403(b), SEP-IRA, and 457 Qualified Plans and for contracts with net premiums of $50,000 or more on the contract anniversary. (See "CHARGES, FEES AND DEDUCTIONS" on page 41.)


Transfer Fee
There may be a $15 charge for each transfer in excess of 12 in any one contract year.

Premium Taxes
We will deduct the amount of any premium taxes levied by a state or any government entity from Your accumulation value at surrender, death or annuitization. (See "Premium Taxes" on page 43).


Loan Charge (TSA Contracts Only)
Loan interest is charged in arrears on any outstanding loan. Loan interest that is unpaid when due will be added to the outstanding loan on each contract anniversary (or, if earlier, on the date of loan repayment, surrender, contract termination, or the death of the owner or annuitant) and will bear interest at the same rate of the loan. We charge an annual interest rate of 4.0% on loans.

After offsetting the 1.5% annual interest rate that We guarantee We will credit to the portion of Our Fixed Account securing the loan against the maximum loan interest rate of 4.0%, the maximum guaranteed net cost of the loans is 2.5% annually.


                    Additional Information About MNL Advisor

Suitability of the Contracts

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. In addition, the contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments, make the contract appropriate for their purposes. Before purchasing a contract for use in a qualified plan, You should obtain competent advice both as to the tax treatment of the contract and the suitability of the investment.

Death Benefit

The MNL Advisor Variable Annuity contract pays a death benefit when the annuitant or owner dies before the maturity date if the contract is still inforce. The death benefit is equal to the greater of (a) the accumulation value at the time We receive due Proof of death, an election of how the death benefit is to be paid, and any other documents or forms required or (b) net premiums. Premium taxes may be deducted from the death benefit proceeds.

If the annuitant or owner dies on or after the maturity date, then any remaining guaranteed amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the death. Other rules relating to distributions at death apply to qualified contracts.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call Us at (877) 586-0240.

Inquiries And Correspondence

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                       Phone #: (877) 586-0240 (toll-free)
                              Fax #: (866) 270-9565

You currently may send correspondence and transaction requests to Us by facsimile or telephone at the numbers listed above. Any requests for partial withdrawals, transfers, and surrenders sent to another number may not be considered received at Our Principal Office. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile and telephone transaction privileges at any time for some or all contract owners.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the owner or the annuitant, or other identifying information. We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Principal Office. You bear those risks.

Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should mail Your correspondence and transaction request to Our Principal Office.

State Variations

Certain provisions of the contracts may be different than the general description in this prospectus. See Your contract for specific state variations since any such variations will be included in Your contract or in riders or endorsements attached to Your contract. See Your agent or contact Our Principal Office for additional information that may be applicable to Your state.

                        SEPARATE ACCOUNT C AND THE FUNDS

Our Separate Account And Its Investment Divisions

The "Separate Account" is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the funds. You may allocate part or all of Your premiums to any of the investment divisions of Our Separate Account available under this contract.

The Funds
Each of the 24 portfolios available under the contract is commonly called a mutual fund. Each one is a "series" of one of the following open-end diversified investment companies:

   (a)  American Century Variable Portfolios, Inc.
   (b)  Fidelity's Variable Insurance Products Fund

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus, and in the fund's Statements of Additional Information. You should read the portfolios' prospectuses carefully before allocating or transferring money to any portfolio.

We may from time to time receive revenue from the funds and/or from their managers. The amounts of the revenue, if any, may be substantial and may vary from portfolio to portfolio and may be based on the amount of Our investment in the funds. Currently these revenues range from 0.15% to 0.50% of Midland's investment in the funds.

Investment Policies Of The Funds' Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. No one can promise that any portfolio will meet its investment objective. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. You bear the risk that the portfolios You have allocated amounts to will not meet their investment objectives. The objectives of the portfolios are as follows:

----------------------------------- -----------------------------------------------------------------------------------------------
Portfolio                           Objective
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
American Century VP                 Seeks long-term growth and current income by investing 60% of its assets in equity
Balanced Portfolio                  securities and the remainder in fixed income securities.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Capital         Seeks capital growth.
Appreciation Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Income &        Seeks capital growth by investing in common stocks. Income is a second objective.
Growth Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Inflation       Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.
Protection Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP                 Seeks capital growth.
International Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Large           Seeks long-term capital growth. Income is a secondary objective.
Company Value Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Mid Cap         Seeks long-term capital growth. Income is a secondary objective.
Value Portfolio
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP                 Seeks long-term capital growth. Invests in common stocks considered by management to
Ultra Portfolio                     have better-than-average prospects for appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Value           Seeks long-term capital growth over time and, secondarily, income.
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity's Variable Insurance Products Funds
-----------------------------------------------------------------------------------------------------------------------------------
VIP Asset Manager:                  Seeks to maximize total return by allocating its assets among stocks, bonds, short-term
Growth Portfolio                    instruments, and other investments.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Asset ManagerSM                 Seeks high total return with reduced risk over the long term by allocating its assets among
Portfolio                           the domestic and foreign stocks, bonds and short-term instruments.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Balanced Portfolio              Seeks both income and growth of capital. When the Investment Manager's outlook is neutral, it will invest approximately 60% of the fund's assets in equity securities and will always invest at least 25% of the fund's assets in fixed-income senior securities.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Contrafund(R)Portfolio          Seeks to achieve capital appreciation over the long term by investing in common stocks and securities of companies whose value the manager believes is not fully recognized by the public.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Equity-Income Portfolio         Seeks reasonable income by investing primarily in income-producing equity securities.  In choosing these securities, the Investment Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth & Income Portfolio       Seeks high total return, combining current income and capital appreciation. Invests mainly in stocks that pay current dividends and show potential for capital appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth Opportunities            Seeks capital growth by investing primarily in common stocks. Although the fund invests
Portfolio                           primarily in common stocks, it has the ability to purchase other securities, including bonds, which may be lower-quality debt securities.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Growth Portfolio                Seeks capital appreciation by investing in common stocks. The adviser invests the fund's assets in companies the adviser believes have above-average growth potential.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP High Income Portfolio           Seeks a high level of current income by investing primarily in income-producing debt securities while also considering growth of capital. Contract owners should understand that the fund's unit price may be volatile due to the nature of the high yield bond marketplace
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Index 500 Portfolio             Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the
                                    Standard & Poor's Composite Index of 500 stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Investment Grade Bond           Seeks as high a level of current income as is consistent with the preservation of capital by
Portfolio                           investing in U.S. dollar-denominated investment-grade bonds.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP MidCap Portfolio                Seeks long term growth of capital.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Money Market                    Seeks as high a level of current income as is consistent with preservation of capital and
Portfolio*                          liquidity by investing in U.S. dollar-denominated money market securities and repurchase agreements, and entering into reverse repurchase agreements.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Overseas Portfolio              Seeks long-term growth of capital, primarily through investments in foreign securities.
----------------------------------- -----------------------------------------------------------------------------------------------
VIP Value Strategies Portfolio      Seeks capital appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------

*During extended periods of low interest rates, the yields of the money market investment divisions may become extremely low and possibly negative.

American Century Investment Management, Inc. manages the American Century VP Portfolios. Fidelity Management & Research Company manages the VIP Portfolios.

The funds may make a material change in their investment policies. In that case, We will send You notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment division to another investment division. Such a transfer will not count as a transfer allowed after maturity, nor will it be counted for the purpose of determining whether a $15 administration fee will be assessed (see "Transfers of Accumulation Value" on page 30).

The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to Our contract owners arising from this use of the funds for mixed and shared funding. The funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

Availability of the Portfolios
We cannot guarantee that each portfolio will always be available for investment through the contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio, and substitute share of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

Amounts In Our Separate Account

The amount You have in each investment division is represented by the value of the accumulation units credited to Your accumulation value for that investment division. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division. Accumulation units are sold or redeemed when You make a full or partial surrender or transfer amounts from an investment division, and to pay the death benefit when the annuitant or owner dies. We also redeem units to pay for certain charges.


We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of that day, if it is a business day. If it is not a business day, We will use the unit value on the next business day. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.


The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each business day. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the funds' expenses. The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account at an effective annual rate of 1.55%. Additional information on the accumulation unit values is contained in the SAI.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

     o add investment divisions to, or remove investment divisions from Our Separate Account;

     o    combine two or more divisions within Our Separate Account;

     o withdraw assets relating to Our variable annuities from one investment division and put them into another;

     o eliminate a portfolio's shares and substitute shares of another portfolio of the funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes. However, if required, We would first seek approval from the Securities and Exchange Commission and, the insurance regulator where the contract is delivered;

     o end the registration of Our Separate Account under the Investment Company Act of 1940;

     o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland National under the Investment Company Act of 1940);

     o disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities, or otherwise pursuant to insurance law or regulation); and

     o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.

You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, or to Our Fixed Account, then You may do so, without charge, by writing to Our Principal Office. At the same time, You may also change how Your net premiums are allocated.

                                  FIXED ACCOUNT


You may allocate some of Your accumulation value to the Fixed Account, subject to certain limitations described below. The Fixed Account pays interest at a declared rate. The current interest rate is 2.00% per year.

At the time of application, You may allocate up to 50% of the premium into the Fixed Account. For each subsequent premium deposit, You may allocate up to 50% of the premium deposit into the Fixed Account subject to the premium limits described below. The sum of premiums allocated to the Fixed Account prior to the maturity date cannot exceed a maximum of $1,000,000 without prior Company approval. Each request to exceed this maximum will be reviewed on a case-by-case basis.


Your surrender value from the Fixed Account is guaranteed to be equal to or higher than 100% of the premium minus any surrender charges, partial surrenders, transfers, or fees and expenses, accumulated at a guaranteed interest rate of at least 1.5% per year.

The Fixed Account supports Our insurance and annuity obligations. Certain states do not permit allocations to and transfers from the Fixed Account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus which relate to the Fixed Account.

You may accumulate amounts in the Fixed Account by:

     o    allocating net premiums,

     o    transferring amounts from the investment divisions, or

     o    earning interest on amounts You already have in the Fixed Account

Transfers, partial surrenders and allocated deductions reduce this amount. We reserve the right to limit the amount that, over the contract's life, You can allocate to the Fixed Account through allocating premiums and net transfers (amounts transferred in minus amounts transferred out).

You may transfer amounts among the investment divisions and between the Fixed Account and any investment divisions (subject to "Transfer Limitations" below).

The total amount transferred out of the Fixed Account in any contract year is limited to 20% of the accumulation value in the Fixed Account at the beginning of the contract year. This limit does not apply to transfers made in a Dollar Cost Averaging or Portfolio Rebalancing program.


Transfers to and from the Fixed Account are included in the total number of transfers allowed in each contract year. Currently, You may make an unlimited number of transfers in each contract year prior to the maturity date (subject to the Fixed Account transfer limitations described above). However, We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

The maximum increase to the Fixed Account in any contract year is limited to a total of $5,000, which cannot be exceeded without prior Company approval. The sum of new premiums allocated plus any amount transferred from the Separate Account to the Fixed Account cannot exceed a total of $5,000 in any contract year without prior Company approval. Each request to exceed this maximum will be reviewed on a case-by-case basis.

You cannot allocate subsequent premiums to the Fixed Account if Your Fixed Account accumulation value is 50% or more of Your total accumulation value. You cannot make transfers from the Separate Account to the Fixed Account if Your Fixed Account accumulation value is 50% or more of Your total accumulation value.


We pay interest on all Your amounts in the Fixed Account. Currently, We intend to declare interest rates in advance and guarantee these rates for one-year periods. You bear the risk that We will not credit interest above the 1.5% minimum. We have complete discretion regarding the rate of interest, if any, that We will credit above the minimum guaranteed rate on the Fixed Account, regardless of the investment performance of any part or all of Our Fixed Account assets.

The Fixed Account may not be available in all states. Your state of issue will determine if the Fixed Account is available on Your contract. Please check Your contract form to see if the Fixed Account is available on Your contract.

Fixed Account Options


In addition to the permanent Fixed Account described above, there are other special Fixed Account options available. At the time of application only, You can choose to allocate a portion of Your initial premium to one of Our Fixed Account Options. These options are subject to all of the Fixed Account premium and transfer limitations described above. There are no charges for fees associated with the election of any of the fixed account options.

Multi-Year Guarantee (MYG) Options
You can choose to allocate some of Your initial premium to one or more of the Multi-Year Guarantee (MYG) Options available under this contract. Currently, We offer 4-year, 7-year, and 10-year guarantee periods. These options are only available at the time of application and only initial premium can be allocated. You can transfer money out of the MYG Options (subject to the Fixed Account transfer limitations and an interest adjustment) but You cannot transfer funds or allocate future premiums into the MYG Options.


If You do not withdraw or transfer the premium out of the MYG Options for the entire guarantee period(s) You select, We guarantee that We will credit a current interest rate declared for the entire length of the guarantee period(s). The declared interest rate will be compounded and credited daily to equal an annual effective yield of the rate for each guarantee period. The current interest rates for new issues are 2.25% for the 4-year period, 2.50% for the 7-year period, and 3.00% for the 10-year period. At the end of the guarantee period, the MYG Options are not renewable. The values will remain in Our Fixed Account and begin earning interest at the current interest rated declared for the Fixed Account unless You instruct Us otherwise.


We may make an interest adjustment from all amounts withdrawn from any MYG Account prior the end of the guarantee period (transfers, loans, annuitization, and surrender, including any free surrender amount). We will not make an interest adjustment upon the death of the owner or annuitant. The interest adjustment may result in a positive or negative adjustment to amounts surrendered, transferred or annuitized from the MYG options during the guaranteed period. The interest adjustment reflects changes in the interest rates declared by Midland National since the contract issue date. For each MYG option, the interest adjustment formula compares the interest rate at issue and the current declared interest rate as of the date the interest adjustment is calculated. The interest adjustment can either decrease or increase the amount to be received, depending upon whether there has been an increase or decrease in declared interest rates, respectively. The interest adjustment will be applicable for the entire guarantee period You elect.


However, the MYG Options have a minimum guaranteed fund value, which is equal to 100% of premium payment(s) in the MYG Options minus any partial surrenders or transfers out of the MYG Options minus any fees and charges accumulated at an interest rate of 1.5%.


An Interest Adjustment, either positive or negative, will be limited to the difference between the MYG Option(s) accumulation value and the minimum guaranteed fund value.

Your surrender value from the MYG Options is guaranteed to be the greater of (a) 100% of premium payment(s) in the MYG Options minus any prior partial surrenders or transfers out of the MYG Options plus the interest adjustment less surrender charges or (b) the minimum guaranteed fund value less surrender charges.


If You choose to transfer all of Your funds out of the MYG Options, Your transfer amount is guaranteed to be equal to or higher than the minimum guaranteed fund value.

The MYG Options may not be available in all states. Your state of issue will determine if the MYG Options are available on Your contract. Please check Your contract form to see if the MYG Options are available on Your contract.

Fixed Account Dollar Cost Averaging ("Fixed Account DCA")
At the time of Your application, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specified amount of Your initial premium transferred each month to the investment divisions of Your choice (You cannot transfer from a DCA Account into a MYG Option). These programs may only be elected at issue. We may declare interest rates in excess of the guaranteed minimum rate for premiums in the Fixed Account DCA program. However, the amount of interest credited to the Fixed Account DCA Accounts will never be less than the minimum guaranteed rate of 1.5%. The interest rate will vary depending upon the Fixed Account DCA program You choose at the time You purchase the contract. You may choose one of the following two Fixed Account DCA programs:

The 6-Month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 6-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 6-Month DCA account for a six-month period beginning on the issue date. Transfers will occur each month over the six-month period with the final transfer including all amounts remaining in the 6-Month DCA account.


The 12-Month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 12-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 12-Month DCA account for a twelve-month period beginning on the issue date. Transfers will occur each month over the twelve-month period with the final transfer including all amounts remaining in the 12-Month DCA account.

Fixed Account Dollar Cost Averaging may not be available in all states. Your state of issue will determine if Fixed Account Dollar Cost Averaging is available on Your contract. Please check Your contract form to see if Fixed Account Dollar Cost Averaging is available on Your contract. In addition, We currently offer a dollar cost averaging program that can be elected at any time. This program generally has more flexibility but lower interest rates. See "Dollar Cost Averaging"on page 36.



                     DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract


To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000, or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50 may then be made payable to Midland National and mailed to the Principal Office. If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete. Your initial premium is held in Our suspense account until Your contract is issued or Your premium is refunded.


We will allocate Your initial premium payment according to Your instructions if We receive it or accept Your application (whichever is later) at Our Principal Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time). We will then price the accumulation units purchased with Your premium payment at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your initial premium payment or accept Your application (whichever is later) after the close of regular trading on the New York Stock Exchange, We will credit accumulation units at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling agent to forward the application to Us promptly, or because of delays in determining that the contract is suitable for You. Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among Our Fixed Account and/or investment divisions of Our Separate Account.

We offer variable annuity contracts that have different death benefits, contract features, and optional benefits. However, these other contracts also have different charges that would affect Your investment performance and accumulation value. To obtain more information about these other contracts, contact Our Principal Office.

Free Look

You generally have a 10-day Free Look period after You receive Your contract. You may review it and decide whether to keep or cancel it. If You cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office. If You cancel Your contract, then We will return:

     1.   the accumulation value, or

     2.   if greater and if required by law, the full premium payment.

The length of the Free Look period may vary in certain states in compliance with specific regulations and legal requirements. The accumulation value will reflect both the positive and negative investment performance of the investment divisions of Our Separate Account chosen by You in the contract application.

Tax-Free "Section 1035" Exchanges

You can generally exchange one annuity contract for another in a "tax-free exchange" under the Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

Allocation of Premium Payments

You will specify Your desired premium allocation on the contract's application form. Your instructions in Your application will dictate how to allocate Your premiums. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You can have funds invested. In certain states, allocations to and transfers from the Fixed Account are not permitted.

Changing Your Premium Allocation Percentages
You may change the allocation percentages of Your premiums by writing to Our Principal Office and telling Us what changes You wish to make. These changes will effect transactions as of the date We receive Your request at Our Principal Office. Changing Your allocation instructions will not change the way Your existing accumulation value is apportioned among the investment divisions or the Fixed Account. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See "Dollar Cost Averaging" on page 34).

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the Fixed Account and the various investment divisions. Your accumulation value reflects the investment performance of the portfolios in the investment divisions, any premium payments made, any surrenders, any transfers, loans, withdrawals, and any charges assessed in connection with the contract. There is no guaranteed minimum accumulation value. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.

We guarantee amounts allocated to the Fixed Account. Your accumulation value in the Fixed Account will be reduced by the contract fees and charges We deduct and the effects of any contract transactions (loans, surrenders, and transfers) on Your accumulation value in the Fixed Account. There is no guaranteed minimum accumulation value for amounts allocated to the investment divisions of Our Separate Account. You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down.

Transfers of Accumulation Value

You generally may transfer amounts among the investment divisions and between the Fixed Account and any investment division prior to maturity date. The amount that You can transfer into or out of the Fixed Account is limited. Transfers out of the MYG Options of the Fixed account are subject to an interest adjustment. See "FIXED ACCOUNT" on page 25 and "Multi-Year Guarantee (MYG) Options" on page 26 for details. Currently, You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date (subject to the "Transfer Limitations" below). However, We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum. Completed transfer requests received at Our Principal Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. For information regarding telephone or facsimile requests, see "Inquiries" on page 19. For limitations on transfers to and from the Fixed Account, see "FIXED ACCOUNT" on page 25.


After the maturity date, You can make only two transfers per contract year and only among the investment divisions of the Separate Account.

We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners.

Transfer Limitations

Frequent, large, programmed, or short-term transfers among investment divisions, such as those associated with "market timing" transactions, can adversely affect the portfolios and the returns achieved by contract owners. In particular, such transfers may dilute the value of the portfolios' shares, interfere with the efficient management of the portfolios' investments, and increase brokerage and administrative costs of the portfolios. In order to try to protect Our contract owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing policies and procedures (the "market timing procedures"). Our market timing procedures are designed to detect and prevent frequent or short-term transfer activity among the investment divisions of the Separate Account that may adversely affect other contract owners or portfolio shareholders.

More specifically, currently Our market timing procedures are intended to detect potentially harmful trading or transfer activity by monitoring for any two interfund transfer requests on a contract within a five business Day period, in which the requests are moving to and from identical subaccounts (for example, a transfer from American Century VP International Portfolio to Fidelity Money Market Portfolio, followed by a transfer from Fidelity Money Market Portfolio back to American Century VP International Portfolio within five business days).

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. When We identify a second trade within five days of the first, We will review those transfers (and other transfers in the same contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that contract's transfer privileges and We will not accept another transfer request for 14 business days. We will attempt to inform the contract owner (or Registered Representative) by telephone that their transfers have been deemed potentially harmful to others and that their transfer privilege is suspended for 14 days. If We do not succeed in reaching the contract owner or Registered Representative by phone, We will send a letter by first class mail to the contract owner's address of record.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, We will take appropriate action to protect others. In particular, We may, and We reserve the right to, reverse a potentially harmful transfer. If so, We will inform the contract owner and/or Registered Representative.

In Our sole discretion, We may revise Our market timing procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other contract owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors, such as the size of transfers made by contract owners within given periods of time, as well as the number of "round trip" transfers into and out of particular investment divisions. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more contracts that We believe are connected (for example, two contracts with the same owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

We do not include transfers made pursuant to the dollar cost averaging programs, and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment division to investment division, and may be more restrictive with regard to certain investment divisions than others. We may not always apply these detections methods to investment divisions investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for some or all contract owners that We believe might otherwise engage in trading activity that is harmful to others. For example, We might only accept transfers by original "wet" contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Contract owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers. Furthermore, the identification of contract owners determined to be engaged in transfer activity that may adversely affect other contract owners or portfolios' shareholders involves judgments that are inherently subjective. Accordingly, despite Our best efforts, We cannot guarantee that Our market timing procedures will detect every potential market timer, but We apply Our market timing procedures consistently to all contract owners without special arrangement, waiver, or exception. We may vary Our market timing procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

To the extent permitted by applicable law, We reserve the right to defer the transfer privilege at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities or other potentially abusive transfers. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Surrenders

You may withdraw all or part of Your surrender value by sending Us a written request at Our Principal Office. The surrender value is the Separate Account accumulation value plus Fixed Account accumulation value (adjusted for an interest adjustment if applicable), minus any applicable surrender charges and annual maintenance fee. In some states a premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.) Partial surrenders from an investment division or the Fixed Account must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a partial surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn. For a full surrender, You must send in Your contract with Your surrender request.

Any applicable surrender charge and any required tax withholding will be deducted from the amount paid. Any portion of the Fixed Account accumulation value allocated to the MYG Options may be subject to an interest adjustment. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) may be subtracted.

Completed surrender requests received at Our Principal Office before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender request after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request in good order. We may defer payment for a longer period only when:

     o trading on the New York Stock Exchange is restricted as defined by the SEC;

     o the New York Stock Exchange is closed (other than customary weekend and holiday closing);

     o an emergency exists as defined by the SEC as a result of which disposal of the Separate Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or

     o for such other periods as the SEC may by order permit for the protection of owners.

See "When We Pay Proceeds From This Contract" on page 56.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

We expect to pay the surrender amount from the Fixed Account promptly, but We have the right to delay payment for up to six months.


Unless You specify otherwise, Your partial surrender will be allocated among all investment divisions and the Fixed Account (excluding the Fixed Account DCA and MYG options) in the same proportion as Your accumulation value bears to each investment division and the Fixed Account. This allocation is subject to minimum amount requirements.

The surrender charge will be determined without reference to the source of the partial surrender. The charge will be based on the length of time between premium payments and surrenders. (See "CHARGES, FEES AND DEDUCTIONS" on page 41.)

A surrender will generally have Federal income tax consequences that can include income tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 44.)

Surrenders may be restored under certain types of qualified contracts. If allowed, the restoration will be effective as of the date that surrender proceeds are returned to Midland National. Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 44.)


Loans

Loans are only available if You purchase this contract in connection with a qualified plan under Section 403(b) of the Internal Revenue Code. After the first contract anniversary and prior to the maturity date, owners of contracts issued in connection with Section 403(b) qualified plans may request a loan using the contract as security for the loan. Only one loan may be outstanding at any time. Loans are subject to provisions of the Internal Revenue Code and the terms of the retirement program. You should consult a tax advisor before requesting a loan.

Only one loan can be made within a 12-month period. The loan amount must be at least $2,000.

Such loan, when added to the outstanding balance of loans from this contract or other contracts maintained by the employee, will be limited to the lesser of the following:

(a) $50,000 reduced by the excess (if any) of:
    (i) the highest outstanding balance of loans from this contract or other contracts maintained by the employee during the one year period ending on the day before the date on which the loan is made; over
    (ii) the outstanding balance of loans from this contract or other contracts maintained by the employee on the date which such loan is made; or
(b) the greater of:
    (i) one half of the present value of the nonforfeitable cash surrender value of this contract; or
    (ii) $10,000.

The portion of the accumulation value that is equal to the loan amount will be held in the Fixed Account and will earn interest at the Fixed Account minimum interest rate of 1.5% per year. You should tell Us how much of the loan You want taken from Your unloaned amount in the Fixed Account, or from the Separate Account investment divisions. If You do not tell Us how to allocate Your loan, the loan will be allocated among all investment divisions and the Fixed Account (excluding the Fixed Account DCA and MYG options) in the same proportion as the value of Your interest in each division bears to Your total accumulation value. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division and transfer that amount to the Fixed Account. A loan taken from values allocated to the multi-guarantee options will be subject to an interest adjustment.

We charge interest on loans at the rate of 4.0% per year in arrears. Loan interest is due at the end of each quarter. Unpaid interest will be added to the loan and accrue interest. If the total loan plus loan interest equals or exceeds the accumulation value minus any applicable surrender charges, then the contract will terminate with no further value. In such case, We will give You at least 31 days written notice. Termination under these circumstances may adversely affect the treatment of the contract under the Internal Revenue Code section 403(b).

The total loan plus loan interest will be deducted from any amount applied under a payment option or otherwise payable under the contract.

The loan agreement will describe the amount, duration, and restrictions on the loan. In general, loans must be repaid in monthly or quarterly installments within 5 years. If a quarterly installment is not received by the end of the calendar quarter following the calendar quarter in which the payment was due, then a deemed distribution of the entire amount of the outstanding loan principal, interest due, and any applicable charges under the contract, including any withdrawal charge, will be made. This deemed distribution may be subject to income and penalty tax under the Internal Revenue Code and may adversely affect the treatment of the contract under the Internal Revenue Code section 403(b).

A loan has a permanent effect on the accumulation value because the investment experience of the investment divisions will apply only to the unborrowed portion of the accumulation value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the net investment results are greater than 1.5% per year while the loan is outstanding, then the accumulation value will not increase as rapidly as it would have if no debt were outstanding. If net investment results are below 1.5% per year, then the accumulation value will be higher than it would have been had no loan been outstanding. In addition, a loan costs You a net interest charge of 2.5% per year.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables You to make monthly or quarterly transfers of a predetermined dollar amount from the DCA source account (any investment division or the Fixed Account) into one or more of the investment divisions (You cannot transfer from a DCA Account into the MYG Options). This Dollar Cost Averaging program has more flexibility then the Fixed Account DCA, described above, but generally pays a lower rate of interest. This program may reduce the impact of market fluctuations by allocating monthly or quarterly, as opposed to allocating the total amount at one time. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly or quarterly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. Only one active DCA account is allowed at a time. You must complete the proper request forms and send them to Our Principal Office, and there must be a sufficient amount in the DCA source account. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. Copies of the DCA request form can be obtained by contacting Us at Our Principal Office. The election will specify:

     o    the DCA source account from which transfers will be made,

     o that any money received with the form is to be placed into the DCA source account,

     o the total monthly or quarterly amount to be transferred to the other investment divisions, and

     o how that monthly or quarterly amount is to be allocated among the investment divisions.

     o The DCA request form must be received with any premium payment You intend to apply to DCA.

Once You elect DCA, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received.

If a DCA program is elected after issue and the source account is the Fixed Account, the minimum number of months for the program is 12 months.

We will process DCA transfers for a maximum of 24 months. You may continue to participate in the DCA program beyond the 24 month period by providing Us with written authorization at the end of each 24 month time period. DCA automatically terminates on the maturity date.

You may stop the DCA program at any time by sending Us written notice. We reserve the right to end the DCA program by sending You one month's written notice.

We do not charge any specific fees for You to participate in a DCA program. While We currently do not charge for transfers, We do reserve the right to charge $15 for each transfer after the 12th in any contract year. However, initiating a DCA program will only count once in determining the $15 charge for each transfer after the 12th in a contract year.

Portfolio Rebalancing

The Portfolio Rebalancing option allows contract owners, who are not Dollar Cost Averaging, to reset the percentage of accumulation value allocated to each investment division to a pre-set percentage level on a monthly, quarterly, semi-annual, or annual basis. If You elect this option, then on the contract "anniversary date" each month or quarter, We will transfer the amounts needed to "rebalance" the accumulation value to Your most recent specified percentages. All rebalancing transfers will include allocations to the Fixed Account but will not include allocations to the MYG Options. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.

Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice. Contact Us at Our Principal Office to elect the Portfolio Rebalancing option.

There is no charge for Portfolio Rebalancing and a Portfolio Rebalancing transfer is not considered a transfer for purposes of possibly assessing a transfer charge.

Fixed Account Earnings Sweep Program

You may elect to have any Fixed Account interest earnings transferred on a monthly or quarterly basis to one or more of the Separate Account investment divisions. Interest earned on funds allocated to the MYG Options in the Fixed Account cannot be included in the Fixed Account Earnings Sweep program.

Transfers will be made on the contract anniversary day each month or quarter to the investment divisions You select or according to the DCA program. While this program is active, You may not allocate future premium payments to the Fixed Account. Amounts transferred out of the Fixed Account due to an earnings sweep transfer are counted toward the 20% of Fixed Account accumulation value that may be transferred out of the Fixed Account during any contract year.

The Fixed Account Earnings Sweep program may not be available in all states. Your state of issue will determine if The Fixed Account Earnings Sweep program is available on Your contract.

There is no charge for Fixed Account Earnings Sweeps program and a Fixed Account Earnings Sweep transfer is not considered a transfer for purposes of possibly assessing a transfer charge.

Systematic Withdrawals


The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant is living, (2) before the maturity date, and (3) after the Free Look period. This feature cannot be used for amounts allocated to the MYG Options or the DCA Options in the Fixed Account. You may elect this option by sending a properly completed Preauthorized Systematic Withdrawal Request Form to Our Principal Office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.


If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions and the Fixed Account.

You can stop or modify the systematic withdrawals by sending Us a written request. A proper written request must include the consent of any effective assignee or irrevocable beneficiary, if applicable.


Each systematic withdrawal must be at least $200. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See "Surrender Charges on Surrenders" on page 41). The surrender charge applies to systematic withdrawals in excess of the free surrender amount in the same manner as it applies to other partial surrenders, with the exception that, a portion of the free surrender amount can be received more than once per year, as long as the full 10% of Your gross premiums has not been withdrawn.


Under Midland National's current Company practice, systematic withdrawals taken to satisfy IRS required minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero.

To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1/2. Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

Free Surrender Amount


You may withdraw up to 10% of Your gross premiums (sum of all premiums paid, determined on the date of the surrender request) once each contract year without incurring a surrender charge in each contract year. If this option is not exercised or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent contract year and, generally, will not be carried over to a subsequent withdrawal in the same contract year. However, by current Company practice, We will allow multiple free withdrawals up to 10% of gross premiums each contract year. This is not guaranteed. The value of 10% of the gross premiums is determined on the date of the first partial surrender. An interest adjustment may be deducted from any premium withdrawn from the MYG Options prior to the end of the guarantee period. For more information, see "Multi-Year Guarantee (MYG) Options" on page 26. A withdrawal may have Federal income tax consequences that can include income tax penalties and tax withholding. (See "FEDERAL TAX STATUS" on page 44.)


Death Benefit

If the annuitant or an owner dies before the maturity date and while the contract is still inforce, We will pay the death benefit to the beneficiary once We receive (at Our Principal Office) satisfactory proof of the annuitant's or owner's death, an election of how the death benefit is to be paid, and any other documents or forms required. You can name different beneficiaries for annuitant's and owner's death.

If the annuitant, who is not an owner, dies prior to the maturity date, the death benefit (paid to the annuitant's beneficiary) must be paid within one year of the annuitant's death. For joint annuitants the death benefit is paid upon the second death.

If an owner dies prior to the maturity date, then the death benefit (paid to the owner's beneficiary) must be paid within 5 years of the owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death. The value of the death benefit, as described below, will be determined based on the accumulation value on the business Day that Our Principal Office receives proof of death, an election of how the death benefit is to be paid and any other documents or forms required.

Unless a payment option is selected and all other required forms and documentation are received within 90 days after We receive proof of death, the death benefit will be paid as a lump sum calculated as of that date.

When a death benefit is paid on the death of the annuitant and a payment option is selected within 60 days after the annuitant's death, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

If the annuitant or owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner's death. Other rules relating to distributions at death apply to qualified contracts.

If joint owners or joint annuitants die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of simultaneous death of the owner and the annuitant, the owner is presumed to have died first, and the owner's beneficiary would be paid the death benefit.

The death benefit paid to the beneficiary will be the greatest of:

     (a) the accumulation value when We receive due proof of death, an election of how the death benefit is to be paid and any other documentation or forms required; or

     (b)  100% of the total net premium payments made to Your contract.

If the annuitant or owner dies on or after the maturity date, We will pay any remaining guaranteed payments to the beneficiary as provided in the annuity option selected.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.

Premium taxes may be deducted from the death benefit proceeds.

Payment of Death Benefits

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account" for the beneficiary, in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our Fixed Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our Fixed Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

                          CHARGES, FEES AND DEDUCTIONS

Surrender Charges on Surrenders

We may deduct a surrender charge from any full or partial surrender (including a surrender to effect an annuity and on systematic withdrawals) that exceeds the free surrender amount. This charge partially reimburses Us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risks charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). Premium payments are considered withdrawn in the order that they were received. There is no surrender charge on the investment income (if any) withdrawn.

The length of time between each premium payment and surrender determines the amount of the surrender charge.

The charge is a percentage of the premiums withdrawn and equals:

        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          9%
                 2                          8%
                 3                          7%
                 4                          6%
                 5+                         0%

At the time of withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount.

Under Midland National's current Company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.

Mortality and Expense Risk Charge


We deduct a daily charge for mortality and expense risks at an effective annual rate to 1.55% of the accumulation values in the Separate Account until the maturity date if You have selected an annuity option offering fixed payments or interest. If You have selected a variable annuity option, We will continue to assess this charge after the maturity date. This charge compensates Us for assuming certain mortality and expense risks. No mortality and expense charge is deducted from the Fixed Account. The investment division's accumulation unit values and annuity Unit values reflect this charge. We expect to profit from this charge. We may use the profit for any purpose including paying distribution expenses. However, the level of this charge is guaranteed for the life of the contract and may not be increased.

The mortality risk We bear arises, in part, from our obligation to make monthly annuity payments regardless of how long all annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your contract. This assures You that neither the longevity of the annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the contract. Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement. The mortality risk also arises, in part, because of the risk that the death benefit may be greater than the accumulation value. We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur.


Annual Maintenance Fee

We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. Currently, We waive the annual maintenance fee for Section 403(b), SEP-IRA, and 457 Qualified Plans or if Your net premium is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division and the Fixed Account. If the contract is surrendered during a contract year and the net premium is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.

We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

Interest Adjustment


We may make an interest adjustment from all amounts withdrawn from any MYG Account prior the end of the guarantee period (transfers, loans, annuitization, and surrender, including any free surrender amount). We will not make an interest adjustment upon the death of the owner or annuitant. The interest adjustment may result in a positive or negative adjustment to amounts surrendered, transferred or annuitized from the MYG options during the guaranteed period. The interest adjustment reflects changes in the interest rates declared by Midland National since the contract issue date. For each MYG option, the interest adjustment formula compares the interest rate at issue and the current declared interest rate as of the date the interest adjustment is calculated. The interest adjustment can either decrease or increase the amount to be received, depending upon whether there has been an increase or decrease in declared interest rates, respectively. The interest adjustment will be applicable for the entire guarantee period You elect.

An Interest Adjustment, either positive or negative, will be limited to the difference between the MYG Option(s) accumulation value and the minimum guaranteed fund value.


Transfer Charge

Currently, We do not charge You for making transfers of accumulation value among investment divisions. We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

If We charge You for making a transfer, then We will allocate the charge proportionally to the investment divisions and Fixed Account from which the transfer is being made. All transfers included in one transfer request count as only one transfer for purposes of any fee. For example, if the transfer is made from two investment divisions and a charge applies, then a $7.50 transfer charge will be deducted from each of the two investment divisions.

Loan Charge

Loan interest is charged in arrears on the outstanding loan. Loan interest that is unpaid when due will be added to the outstanding loan at the end of each contract quarter (or, if earlier, on the date of loan repayment, surrender, contract termination or the annuitant's death) and will bear interest at the same rate of the loan. We charge interest on loans at the rate of 4.0% per year.

After offsetting the 1.5% annual interest rate We guarantee We will credit to the portion of Our Fixed Account securing the loan, the maximum guaranteed net cost of a loan is 2.5% per year.

Charges In The Funds

The funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses. Each portfolio's charges and expenses vary. See the funds ' prospectuses for more information.

Premium Taxes

Midland will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity. Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5%. This range is subject to change. The Company currently deducts such charges from contracts issued in the states of South Dakota, Wyoming, Maine, and West Virginia. These states and jurisdictions are subject to change.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

                               FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult Your own tax advisor about Your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how You will be taxed depending on how You take the money out and the type of contract - qualified or non-qualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a non-qualified contract, the contract will generally not be treated as an annuity for tax purposes. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts
If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below. There is additional information about qualified contracts in the Statement of Additional Information.

     o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.

     o A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

     o Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

     o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

     o Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

          3. elective contributions made in years beginning after December 31, 1988;

          4.   earning on those contributions; and

          5. earnings in such years on amounts held as of the last year beginning before January 1, 1989.

          Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, disability, severance from employment, or hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

     o Under Code section 401(a), corporate employers and self-employed individuals can establish various types of retire plans.

     o Under Code section 457, governmental and tax-exempt organizations can establish deferred compensation plans.

The contract contains death benefit features that in some cases may exceed the greater of the net premium payments or the accumulation value. These death benefit features could be characterized as an incidental benefit, the amount of which is limited in any pension, profit-sharing plan, or 403(b) plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax advisor. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provisions in the contract comports with IRA qualification requirements.

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. Distributions before age 59 1/2 may be subject to a 10% penalty tax. Also, distributions from qualified contracts are generally subject to withholding.

"Eligible rollover distributions" from corporate pension, profit-sharing and H.R. 10 plans, 403(b) plans, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA, or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Loans
Loans are available only if the contract if used in a Section 403(b) qualified plan. If the amount or duration of the loan violates Internal Revenue Code requirements, then You may be subject to income tax or a penalty. IRS authorities and the Department of Labor suggest that in certain circumstances a loan may result in adverse tax and ERISA consequences for Section 403(b) programs. A loan issued in connection with a 403(b) plan is generally subject to a limit of the lesser of $50,000 or 50% of the participant's vested ownership in the 403(b) plan. The maximum loan amount may be lower if You currently have or have had a plan loan in the last 12 months. In addition, the Department of Labor has issued regulations governing plan participant loans under the retirement plans subject to ERISA and the Department of Labor's regulations contain requirements for plan loans relating to their availability, amount and other matters. These requirements require, in part, that a loan from an ERISA-governed plan be made under a enforceable agreement, bear a reasonable rate of interest be adequately secured, provide a reasonable payment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. Failure to comply with these requirements may result in penalties under the Code and ERISA. You are responsible for determining whether Your plan is subject to, and complies with, ERISA and the Department of Labor's regulations governing plan loans. You should consult a tax advisor before taking a loan.

Diversification and Distribution Requirements
The Internal Revenue Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Midland may modify the contract to attempt to maintain favorable tax treatment.

Surrenders - Non-Qualified Contracts
If You purchase the contract as an individual and not under an individual retirement annuity, or other qualified retirement plan, Your contract is referred to as a non-qualified contract.

If You make a surrender from a non-qualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is gain. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the "investment in the contract," which is generally Your premiums paid (adjusted for any prior partial surrenders that came out of the premiums). Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. This includes any amount:

     o    paid on or after the taxpayer reaches age 59 1/2;

     o    paid after an owner dies;

     o paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

     o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

     o    paid under an immediate maturity; or

     o    which come from premium payments made prior to August 14, 1982.

Multiple Contracts
All non-qualified deferred contracts that are issued by Midland (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Withholding
Distributions from qualified and non-qualified contracts, generally are subject to withholding for Your federal income tax liability. The withholding rate varies according to the type of distribution and Your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions.

Annuity Payments
Although the tax consequences may vary depending on the annuity payment option You select, in general, for non-qualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined as follows:

     o Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

     o Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax advisor as to the potential tax effects of allocation amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant has died, the excess (if any) of the "investment in the contract" as of the annuity maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations
The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death Benefit Proceeds
Amounts may be distributed from the contract because of the death of an owner or an annuitant. Generally, such amounts should be includable in the income of the recipient:

     o if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

     o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts
A transfer of ownership or absolute assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effect s of such a transaction.

Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the contract.

Separate Account Charges
It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits are deemed to be taxable distributions to You. Although We do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, You should consult Your tax advisor prior to selecting any optional benefit under the contract.

MATURITY DATE


The maturity date is the date on which income payments will begin under the annuity option You have selected. The earliest possible maturity date under the contract is the 4th contract anniversary at which time You may annuitize Your surrender value (less any premium taxes). However, by current Company practice, We will allow You to annuitize after the first contract year. If You choose any life income or joint and survivor income payout options after the first contract year, We will allow You to annuitize the full accumulation value (plus any applicable interest adjustment and less any premium taxes). This is not guaranteed. If You choose any other payout option after the first contract year, You will annuitize Your contract for the surrender value. An interest adjustment will apply to any value allocated to one or more MYG Options of the Fixed Account. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday. You may change the maturity date by sending written notice to Our Principal Office. We must receive Your at least 30 days prior to the original maturity date.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:


     1.   take the accumulation value in one lump sum, or

     2. convert the accumulation value into an annuity payable to the annuitant under one of the payment options described below.

Selecting An Annuity Option
You may apply the proceeds of a surrender to effect an annuity. Unless You choose otherwise, Your surrender value from the Fixed Account will be applied to a 10 year certain and life fixed payout and the surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date. Variable payment options are not available in certain states.

Currently, the payment options are only available if the proceeds applied are $2,500 or more and the first periodic payment will be at least $50. We reserve the right to change the payment frequency so that payments are at least $50.

The payee's actual age will affect each payment amount for annuity income options involving life income. The amount of each annuity payment to older payees will be greater than for younger payees because payments to older payees are expected to be fewer in number. For annuity income options that do not involve life income, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the beneficiary at any time.

Payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect. This includes:

     o    rules on the minimum amount We will pay under an option;

     o minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

     o the naming of people who are entitled to receive payment and their beneficiaries; and

     o    the ways of proving age, gender, and survival.

You choose a payment option when You apply for a contract and may change it by writing to Our Principal Office. You must elect the payment plan at least 30 days before the maturity date.

Fixed Options
Payments under the fixed options are not affected by the investment experience of any investment division. The surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.5% a year. We may also credit interest under the fixed deposit options at a rate that is above the 1.5% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the options chosen.

Variable Options
Payments under the variable options will vary in amount depending on the investment experience of the investment divisions after the maturity date. Variable payment options are not available in certain states.

The annuity tables contained in the contract are based on a 5% (five percent) assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase. Conversely, if the actual investment experience is less than the assumed rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the surrender value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex (where permissible). The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.

The annuity Unit value for each investment division will be initially set at $10. Thereafter the annuity Unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We make at an effective annual rate of 1.55% . The annuity Unit value will increase if the net investment experience (investment experience minus the asset charge) is greater than the 5% assumed investment rate. The annuity Unit value will decrease if the net investment experience is less than the 5% assumed investment rate.

The amount of each subsequent variable payment will be determined for each investment division by multiplying the number of annuity units by the annuity Unit value.

Additional information on the variable annuity payments is contained in the SAI that can be obtained for free by contacting Us at Our Principal Office.

Payout Options
The following four payout options are available:


     1. Income for Specified Period: We pay installments for a specified period. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion), for a specified time, from 5 up to 20 years. (Fixed Option Only)

     2. Life Annuity: We will pay the money as monthly income for life. You may choose from 1 of 2 ways to receive the income:

          (a) Life Annuity: We will pay equal monthly payments during the lifetime of the payee. With a life annuity payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, then only one payment will be made.

          (b) With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the payee is living thereafter.

     3. Income for a Specified Amount: We will pay income of the accumulation value until the principal and interest are exhausted. Payments will begin on the maturity date and will continue until the principal and interest, at the rate of 1.5% compounded per annum, are exhausted. Payments must continue for more than 5 years. (Fixed Option Only)

     4. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Annuitization Bonus
If You decide to annuitize Your contract any time after the 4th contract year, We guarantee that We will credit Your accumulation value with an additional percentage of the accumulation value based on the pay-out option You choose as follows:

     o A 2.0% annuitization bonus will be credited on any payout option available under this contract that guarantees payment for ten or more years.

     o A 1.0% annuitization bonus will be credited on all other payout options available under this contract.


There is no additional charge for this benefit.

Transfers after the Maturity Date
After the maturity date, only two transfers per contract year may be made among the investment divisions. Completed transfer requests received at Our Principal Office before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity Unit values. There will be no transfer charge for this transfer. No transfers are allowed to or from the Fixed Account.

                             ADDITIONAL INFORMATION

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands. Our Principal Office address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                              Phone: (877) 586-0240
                               Fax: (866) 270-9565

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Fund Voting Rights

We invest the assets of Our Separate Account investment divisions in shares of the funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

     o    to elect the funds' Board of Directors,

     o    to ratify the selection of independent auditors for the funds,

     o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

     o    in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares
You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment contracts of its portfolios.

Voting Privileges of Participants In Other Companies
Other insurance companies own shares in the Funds to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any Fund action, then We will see that appropriate action is taken to protect Our contract owners. If We ever believe that any of the Funds ' portfolios are so large as to materially impair its investment performance, then We will examine other investment options.

Our Reports to Owners

Shortly after the end of each calendar year, We will send a report that shows

     o    Your accumulation value, and

     o Any transactions involving Your accumulation value that occurred during the year. Transactions include Your premium allocations, transfers and partial surrenders made in that year.

The annual statements are sent instead of sending a confirmation of certain transactions (such as premium payments by automatic bank draft checking account deductions or Civil Service Allotment).

Confirmation notices will be sent to You for premiums, transfers of amounts between investment divisions and certain other contract transactions.

We also currently intend to send You semi-annual reports with financial information on the funds.

Contract Periods, Anniversaries

We measure contract years, contract months and contract anniversaries from the issue dateshown on Your contract's information page. Each contract month begins on the same day in each month. The calendar days of 29, 30, and 31 are not used for the purpose of contract anniversaries. If Your initial premium is received on one of these dates, Your contract anniversary day will be the first day of the next month.

Dividends

We do not pay any dividends on the contract described in this prospectus.

Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do to not take into account capital gains or losses or the surrender charge. The standard quotations of yield reflect the annual maintenance fee.

The money market investment divisions may advertise its current and effective yield. Current yield reflects the income generated by an investment in the investment division over a 7 day period. Effective yield is calculated in similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30 day yield which reflects the income generated by an investment in the investment division over a 30 day period.

We may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Change of Address Notification

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change of address to both Your old and new addresses. We may also call You to verify the change of address.

Modification To Your Contract

Upon notice to You, We may modify Your contract to:

     (a) permit the contract of the Separate Account to comply with any applicable law or regulation issues by a government agency;

     (b) assure continued qualification of the contract under the Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

     (c)  reflect a change in the operation of the Separate Account; or

     (d)  provide additional investment options.

In the event of such modifications, We will make an appropriate endorsement to the contract.

Your Beneficiary

You name Your beneficiary in Your contract application. The beneficiary is entitled to the death benefit of the contract. A beneficiary is revocable unless otherwise stated in the beneficiary designation. You may change the revocable beneficiary during the owner's and annuitant's lifetime. We must receive written notice informing Us of the change. Upon receipt and acceptance at Our Principal Office, a change takes effect as of the date that the written notice was signed. We will not be liable for any payment made before We receive and accept the written notice. If no primary beneficiary is living when the owner or annuitant dies, the death benefit will be paid to the contingent beneficiary, if any. If no beneficiary is living when the owner or annuitant dies, then We will pay the death benefit to the owner's or annuitant's estate.

If there are joint owners, the surviving joint owner, if any, will be considered the designated primary beneficiary, unless the joint owners have otherwise designated a primary beneficiary either on the application or by sending Us a written notice. If a person other than a joint owner is named a primary beneficiary, the surviving owner will not be entitled to proceeds upon the death of the first owner.

Assigning Your Contract

You may assign Your rights in a non-qualified contract. You must send a copy of the assignment to Our Principal Office. The assignment takes effect as of the date that the written notice was signed. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits or surrenders within seven days after receiving the required form(s) at Our Principal Office. Death benefits are determined as of the date We receive due proof of death, an election of a settlement option, and any other required forms or documentation. If We do not receive a written election and all other required forms within 90 days after receipt of due proof of death, then a lump sum payment will be paid as of that date.

We may delay payment for one or more of the following reasons:

     1)   We cannot determine the amount of the payment because:

          a)   the New York Stock Exchange is closed,

          b)   trading in securities has been restricted by the SEC, or

          c)   the SEC has declared that an emergency exists,

     2)   The SEC by order permits Us to delay payment to protect Our owners, or

     3)   Your premium check(s) have not cleared Your bank.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or "freeze" a contract owner's account. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, loans, or death benefits, make transfers, or continue making annuity payments. If a contract or account is frozen, the accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your contract to the government agencies and departments.

We may defer payment of any surrender from the Fixed Account, for up to six months after We receive Your request.

Distribution of the Contracts

We have entered into a distribution agreement with Our affiliate, Sammons Securities Company, LLC ("Sammons Securities Company") for the distribution and sale of the contracts. Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company may enter into written sales agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay commissions to Sammons Securities Company for sales of the Contracts by its registered representatives as well as by selling firms. All of the portfolio companies make payments to Midland National under their distribution plans in consideration of services provided and expenses incurred by Midland National in distributing portfolio shares. These payments range from 0.15% to 0.50% of Separate Account assets invested in the particular fund.

Sales commissions may vary, but the maximum commission payable for contract sales is 5.50% of premiums payments. Where lower commissions are paid, We may also pay trail commissions. We may also pay additional amounts and reimburse additional expenses of Sammons Securities Company based on various factors.

We also pay for Sammons Securities Company's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Securities Company's management team; advertising expenses; and all other expenses of distributing the contracts. Sammons Securities Company pays its registered representatives all or a portion of the commissions received for their sales of contracts. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Securities Company.

Non-cash items that We and Sammons Securities Company may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, Sammons Securities Company's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help registered representatives and/or their managers qualify for such benefits. Sammons Securities Company's registered representatives and managers may receive other payments from Us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a contract.

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the contract: (a) the surrender charge; (b) the mortality and expense charge; (c) revenues, if any, received from the underlying portfolios or their managers; and (d) investment earnings on amount allocated under the contract to the Fixed Account. Commissions and other incentives or payments described above are not charged directly to You or the Separate Account.

Regulation

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

Discount for Employees of Sammons Enterprises, Inc.

Employees of Sammons Enterprises, Inc., and its subsidiaries, may receive waiver of charges, reduced charges, or a premium contribution to the contract of 100% of the first year commission that would normally have been paid on the employee's first year premiums. Midland National is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Us will be paid into the employee's contract during the first year.


LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are not pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or the Separate Account's principal underwriter, Sammons Securities Company, LLC.


Legal Matters

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws. We are not involved in any material legal proceedings.

Financial Statements

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers LLP is:

                              Bank of America Plaza
                               800 Market Street
                            St. Louis, MO 63101-2695

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

                       Statement of Additional Information

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-586-0240. The following is the Table of Contents for the SAI:

                                TABLE OF CONTENTS
                                                                         Page

THE CONTRACT                                        ......................3
   Entire Contract                                  ......................3
   Changes to the Contract                          ......................3
   Change of Beneficiary                            ......................3
   Incontestability                                 ......................3
   Misstatement of Age or Sex                       ......................3
   Non-participating                                ......................3
   Claims of Creditors                              ......................3
   Minimum Benefits                                 ......................4
   Ownership                                        ......................4
   Assignment                                       ......................4
   Accumulation Unit Value                          ......................4
   Annuity Payments                                 ......................5

CALCULATION OF YIELDS AND TOTAL RETURNS             ..................... 6

   Money Market Investment Division Yield
   Calculation                                      ......................6
   Other Investment Division Yield Calculations     ......................6
   Standard Total Return Calculations               ......................7
   Cumulative Total Returns                         ......................8
   Adjusted Historical Performance Data             ......................8
FEDERAL TAX MATTERS                                 ......................9
   Tax Free Exchanges (Section 1035)                ......................9
   Required Distributions                           ......................9
   Non-Natural Person Owners                        ......................10
   Diversification Requirements                     ......................10
   Owner Control                                    ......................10
   Taxation of Qualified Contracts                  ......................11
DISTRIBUTION OF THE CONTRACT                        ......................12
SAFEKEEPING OF ACCOUNT ASSETS                       ......................13
STATE REGULATION                                    ......................13
RECORDS AND REPORTS                                 ......................13
EXPERTS                                             ......................14
OTHER INFORMATION                                   ......................14
FINANCIAL STATEMENTS                                ......................14

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses. A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Principal Office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                 West Des Moines, IA 50266Phone: (877) 586-0240
                               Fax: (866) 270-9565

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-942-8090. Reports and other information about Midland National Life Insurance Company are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549-0102.


SEC File No. 811-07772

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE

                      MNL ADVISOR VARIABLE ANNUITY CONTRACT

               Flexible Premium Deferred Variable Annuity Contract

                                   Offered by

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY

               (Through Midland National Life Separate Account C)

                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565 (toll-free)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the MNL Advisor Variable Annuity ("contract") offered by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated December 30, 2004, by contacting Us at our Principal Office located using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.


This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the portfolios currently available in the contract.



                            Dated: December 30, 2004

                                TABLE OF CONTENTS

 THE CONTRACT........................................................4
      Entire Contract................................................4
      Changes to the Contract........................................4
      Change of Beneficiary..........................................4
      Incontestability...............................................4
      Misstatement of Age or Sex.....................................4
      Non-participating..............................................5
      Claims of Creditors............................................5
      Minimum Benefits...............................................5
      Ownership......................................................5
      Assignment.....................................................6
      Accumulation Unit Value........................................6
      Annuity Payments...............................................6
CALCULATION OF YIELDS AND TOTAL RETURNS..............................7
      Money Market Investment Division Yield Calculation.............7
      Other Investment Division Yield Calculations...................8
      Standard Total Return Calculations.............................9
      Cumulative Total Returns......................................10
      Adjusted Historical Performance Data..........................10
FEDERAL TAX MATTERS.................................................13
      Tax-Free Exchanges (Section 1035).............................13
      Required Distributions........................................13
      Non-Natural Person Owners.....................................13
      Diversification Requirements..................................14
      Owner Control.................................................14
      Taxation of Qualified Contracts...............................14
DISTRIBUTION OF THE CONTRACT........................................15
SAFEKEEPING OF ACCOUNT ASSETS.......................................17
STATE REGULATION....................................................17
RECORDS AND REPORTS.................................................17
EXPERTS.............................................................18
OTHER INFORMATION...................................................18
FINANCIAL STATEMENTS................................................18

                                  THE CONTRACT

Entire Contract
The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract
No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

Change of Beneficiary

You may change a revocable beneficiary. We must receive written notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the written notice was signed. We will not be liable for any payment made before We record the written notice.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex
If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex. Any underpayments made by Us will be paid to the payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Non-Participating
The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors
To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits
The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Ownership
The contract belongs to You. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

     1)   Any assignee of record with Us;

     2)   Any irrevocable beneficiary; and

     3)   Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, We are not liable for payments made by Us before We record the written notice. A change of owner may have adverse tax consequences.

Assignment
An assignment may have adverse tax consequences.
You may assign the contract by giving Us written notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

Accumulation Unit Value
We determine accumulation unit values for each investment division of Our Separate Account at the end of each business day. The accumulation unit value for each investment division was initially set at $10.00. The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

     o First, We take the net asset value per share held in the investment division at the end of the current business day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current business day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment divisions on the current business day.

     o Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

     o Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge is currently 0.00425% which is an effective annual rate of 1.55%. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account.

     o Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes.

Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

Annuity Payments
The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment divisions.

The amount of each variable annuity payment will be affected by the investment performance of the investment divisions. Variable payment options are not available in certain states.

The dollar amount of the first monthly variable annuity payment is computed for each investment division by applying the surrender value in the investment division, as of a date not more than 10 business days prior to the maturity date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the annuitant. The number of annuity units for each investment division is then calculated by dividing the first variable annuity payment for that investment division by the investment division's annuity unit value as of the same date.

The dollar amount of each subsequent payment from an investment division is equal to the number of annuity units for that investment division times the annuity unit value for that investment division as of a uniformly applied date not more than 10 business days before the annuity payment is due.

The payment made to the annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each investment division.

The annuity unit value for each investment division was initially set at $10. The Annuity Unit Value for any business day is equal to (1) multiplied by (2) multiplied by (3) where:

     (1)  = the Annuity Unit Value for the preceding business day:

     (2) = the net investment factor (as described above) for that division on that business day.

     (3) = the investment result adjustment factor 0.99986634% per day), which recognizes an assumed interest rate of 5% per year used in determining the annuity payment amounts.

Transfers after the maturity date will only be allowed twice per contract year and will be made using the annuity unit value for the investment divisions on the date the request for transfer is received. On the transfer date, the number of annuity units transferred from the investment division is multiplied by the annuity unit value for that investment division to determine the value being transferred. This value is then transferred into the indicated investment division(s) by converting this value into annuity units of the proper investment division(s). The annuity units are determined by dividing the value being transferred into an investment division by the annuity unit value of the investment division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment Division Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, Midland National is required to compute the Fidelity VIP Money Market investment division's (called "the money market investment division" for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment division or on its portfolio securities. This current annualized yield is computed for the money market investment division by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the money market investment division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment division of the Separate Account will be lower than the yield for the money market investment division or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland National to disclose the effective yield of the money market investment division for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment divisions or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment division or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

Other Investment Division Yield Calculations

Midland National may from time to time disclose the current annualized yield of one or more of the investment divisions (except the money market investment divisions) for 30-day periods. The annualized yield of an investment division refers to income generated by the investment division over a specified 30-day period. Because the yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

    YIELD = 2 [ (a - b + 1)6 - 1 ]
                 -----
                  cd

       Where: a =  net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment division.
              b =  expenses accrued for the period (net of reimbursements).
              c = the average daily number of units outstanding during the period.
              d = the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts. The yield calculations do not reflect the effect of any surrender charges that may be applicable to a particular contract. Surrender charges range from 9% to 0% of the amount of premium withdrawn depending on the elapsed time since the premium was paid.


Because of the charges and deductions imposed by the Separate Account the yield of the investment division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

Midland National may from time to time also disclose average annual total returns for one or more of the investment divisions for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:
             P (1 + T)n = ERV
             Where:        P =     a hypothetical initial payment of $1,000
                           T =     average annual total return
                           n =     number of years
                           ERV =   ending redeemable value of a hypothetical
                                   $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The standard average annual total return calculations assume the contract is surrendered and therefore will reflect the effect of surrender charges that may be applicable to a particular period.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained inforce. Accordingly, Midland National may disclose the following types of average annual total return:

     1.   The contract is surrendered.

     2.   The contract is not surrendered.

Midland National may from time to time also disclose average annual total returns in a format, which assumes that the contract is kept in force through the time period shown. Such non-standard returns will be identical to the standard format, which assumes the contract is surrendered except that the contingent deferred sales charge percentage will be assumed to be 0%. The non-standard returns, which assume the contract is kept inforce, will only be shown in conjunction with standard returns, which assume the contract is surrendered.

Cumulative Total Returns

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

     CTR = [ERV/P] - 1
     Where:    CTR =  the cumulative total return net of investment division recurring charges for the period.
               ERV = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at
                     the end of the one, five, or ten-year period (or fractional portion thereof).
               P   = an assumed initial payment of $1,000

The returns which assume the contract is kept in-force will only be shown in conjunction with returns which assume the contract is surrendered.

Midland National may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland National may also disclose adjusted historical performance data for an investment division for periods before the investment division commenced operations, based on the assumption that the investment division was in existence before it actually was, and that the investment division had been invested in a particular portfolio that was in existence prior to the investment division's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment division. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the investment division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).


                               FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland National accepts premiums, which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 premiums and non-Section 1035 premiums.

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other Qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between Non-Qualified contracts and IRAs to the extent necessary to comply with federal tax laws.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any Non-Qualified contract to provide that
(a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified contracts.

Non-Natural Person Owners

If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment division of the Separate Account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

Taxation of Qualified Contracts

The tax rules applicable to Qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

               DISTRIBUTION OF THE CONTRACT

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Securities Company, LLC ("Sammons Securities Company) serves as principal underwriter for the contracts. Sammons Securities Company is a Delaware limited liability company and its home office is located at 4261 Park Road, Ann Arbor, Michigan 48103. Sammons Securities Company is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company is a member of the Securities Investor Protection Corporation. Sammons Securities Company also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Registered representatives are appointed as Our insurance agents.


As of December 15, 2004, no contracts have been issued and no compensation has been paid.

Under the distribution agreement with Sammons Securities Company, We pay the following sales expenses:

     o    sales representative training allowances,

     o    deferred compensation and insurance benefits,

     o    advertising expenses, and

     o    all other expenses of distributing the contracts.

We and/or Sammons Securities Company may pay certain selling firms additional amounts for:

     o "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to their sales representatives;

     o    sales promotions relating to the contracts;

     o costs associated with sales conferences and educational seminars for their sales representatives; and

     o    other sales expenses incurred by them.


We and/or Sammons Securities Company may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.


                          SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of fund shares held by each of the investment divisions.

                                STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.


                                     EXPERTS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

                              Bank of America Plaza
                               800 Market Street
                            St. Louis, MO 63101-2695


                                OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

                                     Part C
                                OTHER INFORMATION
 Item 24.

 (a)  Financial Statements

     All required Financial statements are included in Parts A or B of this Registration Statement.

 (b)  Exhibits:

     (1) Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (4)

     (2)  Not Applicable

     (3) (a) Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Securities (6)

          (b) Registered Representative Contract  (9)

     (4)  (a) Form Flexible Premium Deferred Variable Annuity Contract (9)

     (5) (a) Form of Application for Flexible Premium Deferred Variable Annuity Contract (9)

     (6) (a) Articles of Incorporation of Midland National Life Insurance Company (4)

          (b) By-laws of Midland National Life Insurance Company  (4)

     (7) Form of Reinsurance Agreement for contracts issued under this Registration Statement. (7)

     (8) (a) Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II (4)

          (b) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II (3)

          (c) Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III (4)

          (d) Form of Participation Agreement between Midland National Life Insurance Company and American Century Investment Services Inc.(4)

          (e) Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III.(5)

     (9)  Opinion and Consent of Counsel - Stephen P. Horvat Jr.(9)

     (10) (a) Consent of Counsel (9)

          (b) Consent of Independent Auditors (9)

     (11) Not Applicable

     (12) Not Applicable

     (13) Performance Data Calculations  (7)

     (14) Power of Attorney (9)
----------------------

(1) Incorporated herein by reference to Post-Effective Amendment No. 2 on April 30, 1995 for Form N-4 (File No. 33-64016.

(2) Incorporated herein by reference to Pre-Effective Amendment No. 1 on August 31, 1999 for Form S-6 (File No. 333-80975).

(3) Incorporated herein by reference to Pre-Effective Amendment No. 2 on April 23, 1997 for Form S-6 (File No. 333-14061).

(4) Incorporated herein by reference to Post-Effective Amendment No. 6 on April 30, 1998 for Form N-4 (File number 33-64016).

(5) Incorporated herein by reference to Post-Effective Amendment No. 6 on February 15, 2001 for Form S-6 (File No. 333-14061).

(6) Incorporated herein by reference to Post-Effective Amendment No. 1 on April 22, 2002 for Form N-4 (File 333-71800).

(7) Incorporated herein by reference to Post-Effective Amendment No. 5 on April 28, 2003 for Form N-4 (File 333-71800).

(8) Incorporated herein by reference to Initial Filing on September 2, 2003 for Form N-4 (333-108437).

(9)  Filed herewith.


Item 25. Directors and Officers of the Depositor

---------------------------------------------------------------------- -----------------------------------------------------
Name and Principal Business Address*                                   Position and Offices with Depositor
---------------------------------------------------------------------- -----------------------------------------------------
Michael Masterson***                                                   Chairman and Chief Executive Officer
---------------------------------------------------------------------- -----------------------------------------------------
Steven C. Palmitier..............................................      President and Chief Operating Officer -- Director
---------------------------------------------------------------------- -----------------------------------------------------
Stephen P. Horvat, Jr***.........................................      Senior Vice President, Secretary and General
                                                                       Counsel - Director
---------------------------------------------------------------------- -----------------------------------------------------
Donald J. Iverson................................................      Senor Vice President and Corporate Actuary -
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Robert W. Korba..................................................      Member of the Board of Directors
---------------------------------------------------------------------- -----------------------------------------------------
Jon P. Newsome**.................................................      Executive Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Thomas M. Meyer..................................................      Senior Vice President and Chief Financial Officer,
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Gary J. Gaspar***................................................      Senior Vice President and Chief Information Officer
---------------------------------------------------------------------- -----------------------------------------------------
Gary W. Helder...................................................      Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Robert W. Buchanan...............................................      Vice President, New Business
---------------------------------------------------------------------- -----------------------------------------------------
Timothy A. Reuer.................................................      Vice President, Product Development
---------------------------------------------------------------------- -----------------------------------------------------
Esfandyar Dinshaw**..............................................      Senior Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Robert Tekolste**................................................      Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Meg J. Taylor***.................................................      Vice President and Chief Compliance Officer
---------------------------------------------------------------------- -----------------------------------------------------
Roger Arnold.....................................................      Vice President and Chief Distribution Officer
---------------------------------------------------------------------- -----------------------------------------------------
Helms, Gregory...................................................      2nd Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Cindy Reed**.....................................................      2nd Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Ron Markaway**...................................................      2nd Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Michael Yanacheak**..............................................      Assistant Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Lance Larsen**...................................................      Assistant Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------

 * Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux Falls, SD 57193-9991
** Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 ***525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Incorporated (SEI). The Registrant is a segregated asset account of Midland.

Sammons Enterprises, Incorporated is owned by The Charles A. Sammons 1987 Charitable Remainder Trust Number Two. Other direct or indirect subsidiaries of Sammons Enterprises, Incorporated are:

  ----------------------------------------------------------- --------------------------- --------------------------
                                                                                              Percent Of Voting
  Name                                                        Jurisdiction                    Securities Owned
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Communications, Inc.                                Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Communication of Pennsylvania, Inc.                 Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Consolidated Investment Services, Inc. (CISI)               Nevada                                100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Richmond Holding Company, LLC                               Delaware                           5% by CISI
                                                                                                 95% by SEI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Financial Group, Inc. (SFG)                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Midland National Life Insurance Company                     Iowa                                  100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Institutional Founders Life Insurance Company -
  voluntarily dissolved 4/1/2003
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance
  (NACOLAH)                                                   Illinois                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life & Health Insurance of                                             100%
  New York                                                    New York
  ----------------------------------------------------------- --------------------------- --------------------------
  CHC Holding, Inc. - merged into Clarica Life Insurance      Wisconsin                             100%
  Company - U.S. on 4/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Clarica Life Insurance Company - U.S. - merged into         North Dakota                          100%
  Midland National Life Insurance Company on 4/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  WSLIC Marketing Corp. - merged into Clarica Life            North Dakota                          100%
  Insurance Company - U.S. on 1/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  CHC Services, Inc. merged into Clarica Life Insurance       Wisconsin                             100%
  Company on 1/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Western States Development Corp. - merged into              North Dakota                          100%
  WSLIC Marketing Corp. on 1/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  NACOLAH Ventures, L.L.C.                                    Delaware                         99% by NACOLAH
                                                                                                  1% by SFG
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Holdings, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Mortgage, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  CH Holdings, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Corporation                                         Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Otter, Inc.                                                 Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Cathedral Hill Hotel, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Power Development, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Gila Bend Power Partners,  L.L.C.                           Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Mountain Valley Spring Company                              Arkansas                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Water Lines, Inc.                                           Arkansas                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution Holdings, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VSC, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Vinson Supply (UK) LTD.                                     United Kingdom                         50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Mylon C. Jacobs Supply                                      Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons CTP, Inc.                                           Pennsylvania                          100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VPC, Inc.                                          Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Tie Investors, LLC                                          Texas                                  75%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs-Weaver, Inc.                                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  TMIS, Inc.                                                  Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  B-W Mex, Inc.                                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Abastecedora de Services Industriales y Productos S.A.                                      99.9% by Sammons
  de C.V.  (ASPI)                                                                                 BW, Inc.
                                                              Mexico                          0.01% TMIS, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Sealing Specialists of Texas, Inc.                          Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs ITD Corp.                                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Trust                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Mexico, Inc.                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)                                             99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment S.A. de C.V. (BESA)                                                          99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Construction Equipment, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark LP, Inc.                                          Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark Holding, Inc.                                     Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Venture Properties, Inc.                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Realty Corporation                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture GP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture LP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Income Properties, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Eiger Venture, Inc.                                 Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  GBH Venture Co. , Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Grand Bahama Hotel Co.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Jack Tar Grand Bahama Limited                               Bahamas                               100%
  ----------------------------------------------------------- --------------------------- --------------------------
  The Grove Park Inn Resort, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Tours, Inc.                                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities, Inc.                                    Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities Company, LLC.                            Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Herakles Investments, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sponsor Investments, LLC.                                   Texas                                  75%
  ----------------------------------------------------------- --------------------------- --------------------------
  SG Reliant Investors, LLC                                   Delaware                               80%
  ----------------------------------------------------------- --------------------------- --------------------------

Item 27. Number of Contract Owners
As of the date of this filing, no contracts have been sold.

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies

In addition to Midland National Life Separate Account C, Sammons Securities Company LLC, the principal underwriter of the Registrant, is also the principal underwriter for flexible premium variable life insurance policies issued through Midland National Life Separate Account A and North American Separate Account VUL I and flexible premium variable annuity contracts issued through North American Separate Account VAI.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

      ----------------------------------------------- ---------------------------------------
      Name and Principal                              Positions and Offices with
      Business Address*                               Sammons Securities Corporation
      ----------------------------------------------- ---------------------------------------
      Steve Palmitier                                 President
      One Midland Plaza,
      Sioux Falls, SD 57193-9991
      ----------------------------------------------- ---------------------------------------
      Jerome S. Rydell                                Chairman
      ----------------------------------------------- ---------------------------------------
      Michael Masterson                               Vice-Chairman
      525 West Van Buren
      Chicago, IL  60607
      ----------------------------------------------- ---------------------------------------
      Michael J. Brooks                               Vice-President
      ----------------------------------------------- ---------------------------------------
      Roger W. Arnold                                 Vice President
      One Midland Plaza,
      Sioux Falls, SD 57193-9991
      ----------------------------------------------- ---------------------------------------
      Lisa S. Hoyne                                   Vice President
      One Midland Plaza,
      Sioux Falls, SD 57193-9991
      ----------------------------------------------- ---------------------------------------
      Brandon D. Rydell                               Vice President
      ----------------------------------------------- ---------------------------------------

* Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is: 4261 Park Road, Ann Arbor MI 48103.

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts (File No. 333-119088) during the Registrant's last fiscal year:

---------------------------- -------------------------- ------------------------ --------------------- ---------------------
            (1)                         (2)                       (3)                    (4)                   (5)
                                 Net Underwriting
     Name of Principal             Discounts and           Compensation on            Brokerage                Other
        Underwriter                 Commissions               Redemption             Commissions           Compensation
---------------------------- -------------------------- ------------------------ --------------------- ---------------------
    Sammons Securities                  $0                         0                      0                     0
       Company, LLC
---------------------------- -------------------------- ------------------------ --------------------- ---------------------

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this pre-effective amendment to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 15th day ofDecember, 2004.


                                                       MIDLAND NATIONAL LIFE
                                                       SEPARATE ACCOUNT C (REGISTRANT)

Attest:  /s/                                           By:/s/*
        -------------------------------------             --------------------------------
                                                                 MICHAEL M. MASTERSON
                                                                Chairman of the Board

                                                       By:  MIDLAND NATIONAL LIFE
                                                            INSURANCE COMPANY (DEPOSITOR)


Attest:  /s/                                           By:/s/*
        -------------------------------------             --------------------------------
                                                                MICHAEL M. MASTERSON
                                                               Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

             Signatures                                          Title

/s/  *                                         Chairman of the Board of Directors,
-------------------------------------          Director, Chief Executive Officer
      MICHAEL M. MASTERSON                     (Principal Executive Officer)

/s/  *                                         Senior Vice President, Chief Financial Officer
-------------------------------------          (Principal Financial Officer), Director
      THOMAS M. MEYER

/s/  *                                         Senior Vice President, Director
-------------------------------------
      JOHN J. CRAIG, II

/s/  *                                         President and Chief Operating Officer, Director
-------------------------------------
      STEVEN C. PALMITIER

/s/  *                                         Director, Senior Vice President,
-------------------------------------          Corporate Actuary
      DONALD J. IVERSON

/s/  *                                         Director, Senior Vice President-Legal
-------------------------------------
      STEPHEN P. HORVAT, JR.

/s/  *                                         Director, Chief Executive Officer, President
--------------------------------------         of Sammons
      ROBERT W. KORBA


*By:  /s/___________________________________   Date:  ____________
                Therese M. Michels
                Attorney-in-Fact
           Pursuant to Power of Attorney

                           Registration No. 333-119088

                       Pre-Effective Amendment Submission

------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MINDLAND NATIONAL LIFE SEPARATE ACCOUNT C

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY



------------------------------------------------------------------------------

                                  EXHIBIT INDEX

---------------------------- -----------------------------------------------------------------------------------------------
Item                         Exhibit
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(4)(a)                  Form of Flexible Premium Deferred Variable Annuity Contract
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(4)(b)                  Form of Application for Flexible Premium Deferred Variable Annuity Contract
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(3)(b)                  Registered Representative Contract
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(9)                     Opinion and Consent of General Counsel
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(10)(a)                 Consent of Counsel
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(10)(b)                 Consent of Independent Auditors
---------------------------- -----------------------------------------------------------------------------------------------
24(b)(14)                    Power of Attorney
---------------------------- -----------------------------------------------------------------------------------------------

Exhibit 24(b)(4)(a)

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                ANNUITY DIVISION
                         4601 Westown Parkway Suite 300
                           West Des Moines, Iowa 50266
                                        7
In this Contract, Midland National Life Insurance Company is referred to as "We", "Us", "Our", or the "Company". "You" and "Your" refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

                   RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Our Principal office or to Your agent within 10 days, or as required by state law, after You receive it. We will then void it as of the Issue Date and we will refund the full Accumulation Value, or if greater and required by state law, premiums paid.






THIS IS A LEGAL CONTRACT BETWEEN YOU AND US.  READ IT CAREFULLY.

     /s/Steve Palmitier                       /s/Stephen P. Horvat, Jr.

          President                                      Secretary



         Individual Flexible Premium Deferred Variable Annuity Contract


         Individual Flexible Premium Deferred Variable Annuity Contract



                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends


          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

          THIS CONTRACT CONTAINS AN INTEREST ADJUSTMENT WHICH MAY CAUSE THE BENEFITS AND VALUES OF THIS CONTRACT TO INCREASE OR DECREASE


                                TABLE OF CONTENTS
                                                                                          SECTION
                                                                                          CONTRACT FACE
     RIGHT TO EXAMINE CONTRACT...................................................         PAGE
     DEFINITIONS.................................................................    1
     GENERAL PROVISIONS..........................................................     2
              Entire Contract......................................................  2.1
              Changes to the Contract..............................................  2.2
              Beneficiary..........................................................  2.3
              Change of Beneficiary................................................  2.4
              Change in Maturity Date..............................................  2.5
              Incontestability.....................................................  2.6
              Misstatement of Age or Sex...........................................  2.7
              Periodic Reports.....................................................  2.8
              Non-participating....................................................  2.9
              Claims of Creditors..................................................  2.10
              Minimum Benefits.....................................................  2.11
              Payment of Premiums..................................................  2.12
              Ownership............................................................  2.13
              Assignment...........................................................  2.14
              Postponement of Payments.............................................  2.15

     GUARANTEE PERIOD PROVISIONS...................................................   3
              Allocation of Premium................................................  3.1
              Guarantee Periods....................................................  3.2
              Options at the Expiration of the Guarantee Period ...................  3.3

     YOUR INVESTMENT OPTIONS.......................................................   4
              The Fixed Account....................................................  4.1
              Current Interest Rate................................................  4.2
              Fixed Account Dollar Cost Averaging (DCA) ...........................  4.3
              The Separate Account.................................................  4.4
              Initial Allocation...................................................  4.5
              Allocations..........................................................  4.6
              Transfers Prior to Maturity Date.....................................  4.7
              Transfers After the Maturity Date....................................  4.8
              Account Investments..................................................  4.9
              Change in Investment Policy..........................................  4.10
              Change of Fund.......................................................  4.11

     ACCUMULATION VALUES...........................................................   5
              Fixed Account Value..................................................  5.1
              Separate Account Value...............................................  5.2
              Accumulation Units...................................................  5.3
              Accumulation Unit Value..............................................  5.4
              Net Investment Factor................................................  5.5
              Charges Against The Investment Division..............................  5.6

     SURRENDERS....................................................................   6
              Surrender............................................................  6.1
              Surrender Value......................................................  6.2
              Interest Adjustment..................................................  6.3
              Surrender Charges....................................................  6.4

     PARTIAL SURRENDERS............................................................   7
              Partial Surrenders...................................................  7.1
              Penalty-Free Partial Surrenders......................................  7.2
              Surrender Charges....................................................  7.3

     SYSTEMATIC WITHDRAWAL OPTION .................................................   8

     DEATH BENEFIT.................................................................   9
              Death of Annuitant or Owner Before the Maturity Date.................  9.1
              Spousal Continuance..................................................  9.2
              Death of Annuitant or Owner On or After the Maturity Date............  9.3
              Simultaneous Death...................................................  9.4

     PAY-OUT PROVISIONS............................................................   10
              Payment of Contract Proceeds.........................................  10.1
              Frequency of Annuity Payments........................................  10.2
              Fixed Payment Options................................................  10.3
              Fixed Payment Plans..................................................  10.4
              Variable Payment Options.............................................  10.5
              Variable Payment Plans...............................................  10.6
              Annuity Unit Value...................................................  10.7
              Additional Payment Plans.............................................  10.8
              Evidence of Age and Survival.........................................  10.9

ANNUITIZATION BONUS ...............................................................   11

SETTLEMENT OPTION TABLES.........................................................    APPENDIX

                            2. SECTION 1: DEFINITIONS

          The following are key words used in this Contract. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Contract, refer back to these definitions.

Account(s): The Fixed Account or Separate Account.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract. The Accumulation Value is equal to the sum of the amounts you have in the Fixed Account and the investment divisions of the Separate Account.

Annual Maintenance Fee: A fee charged by Us. The amount is defined on the Specifications Page.

Annuitant: The person(s) named in the application and on the Specifications Page to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The Annuitant will be considered the Owner of the Contract unless otherwise stated on the application.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner or Annuitant.

Business Day: A day when the New York Stock Exchange is open. Our Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.

Contingent Beneficiary: The person(s), designated by You, to receive the death benefit if the Primary Beneficiary is deceased at the time of the Owner's or Annuitant's death.

Contract Anniversary: The same date in each Contract Year as the Issue Date.

Contract Year: The period from one Contract Anniversary to the next Contract Anniversary. The first Contract Year is from the Issue Date to the first Contract Anniversary.

Endorsement Or Rider: A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual funds, available for investment by Separate Account C on the issue date or as later changed by Us.

Gross Premium: The total premiums received in the contract.

Initial Premium: The dollar amount sent to Us by You to initially fund this annuity. The initial premium is shown on the Specifications Page.

Issue Age:  Age of the Annuitant on the last birthday before the issue date.

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Years are measured. The Issue Date is shown on the Specifications Page.

Maturity Date: The date on which monthly income payments will begin. The maximum Maturity Date is the later of a) the Contract Anniversary immediately following the Annuitant's 100th birthday or b) the first day of the fifth contract year. The Maturity Date is shown on the Specifications Page.

Minimum Account Value: The minimum dollar amount that is allowed by Us to be held in the contract. The Minimum Account Value is shown on the Specifications Page.

Minimum Partial Surrender Amount: The minimum dollar amount that is allowed by Us to be withdrawn prior to surrender. The amount is shown on the Specifications Page.

Net Premium: The total premiums received less any Partial Surrenders (before any applicable Interest Adjustments or reduction of Surrender Charges).

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.

Payee: The Annuitant is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Annuitant or Owner if the date of death is prior to the Maturity Date.

Premium Tax: An amount that may be deducted from the Accumulation Value at full surrender, annuitization or death.

Primary Beneficiary: The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner or Annuitant.

Proof Of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to the Company.

Surrender Period: The Surrender Period is shown on the Specifications Page. A surrender charge will apply to any full or partial surrender, except as described in Section 6.2.

Surrender Value: The amount available at time of full surrender.

Valuation Period: The time beginning at the close of the New York Stock Exchange on one Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Written Notice: A notice or request submitted in a written form satisfactory to Us, that is signed by the Owner and received by Us at the address shown on the Specifications Page.

                                   Section 2.
                    Section 3. SECTION 2: GENERAL PROVISIONS

2.1 Entire Contract: The entire Contract between You and Us consists of this Contract, the attached written application and any attached endorsements, riders, and amendments.

2.2 Changes To The Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

     We may change this Contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to this Contract.

2.3 Beneficiary: You named the Beneficiary in the application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. If no Primary Beneficiary is living at the time of the Owner's or Annuitant's death, the proceeds are payable to the Contingent Beneficiary, if any. If no Beneficiary is living when the Owner or Annuitant dies, the death benefit will be paid to You or Your estate. If there are joint Owners, the surviving joint Owner, if any, will be considered the designated Primary Beneficiary, unless the joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If a person other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner.

2.4 Change Of Beneficiary: You may change a revocable Beneficiary. We must receive Written Notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the Written Notice was signed. We will not be liable for any payment made before We record the Written Notice.

2.5 Change In Maturity Date: At any time You may change the Maturity Date by Written Notice. We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date. Any Maturity Date may not be a date that is before the end of the first day of the fifth contract year.

2.6  Incontestability: We will not contest this Contract.

2.7 Misstatement Of Age Or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

     Any underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which this Contract is delivered.

2.8 Periodic Reports: At least once each year, We will send You a report containing information required by applicable state law.

2.9 Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

2.10 Claims Of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.

2.11 Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract are not less than the minimum required by the laws of the state in which this Contract is delivered.

2.12 Payment Of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

2.13 Ownership: This Contract belongs to You. You have all rights granted by this Contract, including the right to change Owners and Beneficiaries, subject to the rights of:

     1)   Any assignee of record with Us;

     2)   Any irrevocable Beneficiary; and

     3)   Any restricted Ownership.

     We must receive Written Notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the Written Notice was signed. However, We are not liable for payments made by Us before We record the Written Notice.

2.14 Assignment: You may assign this Contract by giving Us Written Notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the Written Notice of assignment.

2.15 Postponement Of Payments: Payments from the Separate Account may be postponed if:

     1) The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission ("SEC") or

     2) The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.

                       SECTION 3: YOUR INVESTMENT OPTIONS

3.1 The Fixed Account: The Fixed Account is an account in which premiums allocated to the Fixed Account, less Partial Surrenders allocated from the Fixed Account, plus or minus transfers to or from the Fixed Account, accumulated at a specified interest rate for each Fixed Account Option. The total amount of premium that can be allocated or transferred to the Fixed Account in any Contract Year is limited. Up to 50% of each premium deposit may be allocated to the Fixed Account. If the Fixed Account Value is 50% or more of the overall Accumulation Value, premiums may not be allocated to the Fixed Account. A premium deposit cannot bring the Fixed Account Value to more than 50% of the overall Accumulation Value. The maximum increase to the Fixed Account in any Contract Year is shown on the Specifications Page. The sum of all allocations plus all transfers within a Contract Year cannot exceed this maximum amount without prior approval from Us. The total amount of premium that can be allocated to the Fixed Account prior to the Maturity Date is limited. This limit cannot be exceeded without prior approval from Us. The maximum amount of premium that can be allocated and/or transferred to the Fixed Account prior to Maturity Date is shown on the Specifications Page.

      The Fixed Account has three different options in which You may allocate Your money: the Traditional Fixed Account, the Multi-Year Guarantee Options and the Fixed Account Dollar Cost Averaging. The specified interest rate for each Fixed Account Option will not be less than the Fixed Account Guaranteed Minimum Interest Rate shown on the Specifications Page.

3.2 Traditional Fixed Account: At the time of application and anytime thereafter, You can choose to allocate a portion of Your premium to the Traditional Fixed Account. These premiums are subject to all of the Fixed Account premium and transfer limitations described above. This option will earn interest at the Current Interest Rate. The Current Interest Rate on the Issue Date is shown on the Specifications Page and is applicable to the Initial Premium allocated to the Traditional Fixed Account. The Current Interest Rate, as shown on the Specifications Page, is guaranteed for the first year. An interest rate will be declared annually on each Contract Anniversary for the Traditional Fixed Account. We will also declare the Current Interest Rate for any subsequent premiums or amounts transferred to the Fixed Account. The Fixed Account Guaranteed Minimum Interest Rate is shown on the Specifications Page.

3.3 Fixed Account Dollar Cost Averaging (DCA): At the time of application only, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specific amount of Your Initial Premium transferred each month to the investment divisions of Your choice. You may choose either a 6-Month Fixed Account DCA Program or a 12-Month Fixed Account DCA Program. The interest rate for the Program You choose is shown on the Specifications Page. You will choose how the DCA premium will be allocated. These allocations cannot be changed during the program period.

3.4 Multi-Year Guarantee (MYG) Options: At the time of application only, You can choose to allocate some of Your Initial Premium to one or more of the MYG Options available under this contract. You can transfer money out of the MYG Options (subject to the Fixed Account transfer limitations and an interest adjustment), but You cannot transfer funds or allocate future premium into the MYG Options. The declared interest rate for each MYG Option is shown on the Specifications Page. For each MYG Option, the interest rate is guaranteed for the entire length of the guarantee period. At the end of each MYG Option guarantee period, there is no re-entry into a new guarantee period. The money will be automatically transferred into the Traditional Fixed Account with no surrender charges or interest adjustment.

3.5 The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We keep them separate from the assets of the Fixed Account(s). We established the account to support variable annuity contracts.

3.6 Initial Allocation: The Initial Premium will be allocated to the selected Fixed and Separate Accounts on the Issue Date. The amount of premium that can be allocated to the Fixed Account is subject to the premium allocation limitations in Section 3.1 above.

3.7 Allocations: The Separate Account has several investment divisions. We list them in the application and in the prospectus. You determine, using percentages, how Premiums will be allocated to the Fixed Account or among the investment divisions. You may choose to allocate nothing to the Fixed Account or to a particular investment division. The amount of premium that can be allocated to the Fixed Account is subject to the premium allocation limitations in Section 3.1 above. In addition, any allocation must be a whole number; You may not choose a fractional percent. The amount allocated to an Account must be at least equal to the Minimum Account Value shown on the Specifications Page. The maximum amount of premium that We will accept is shown on the Specifications Page.

      We reserve the right to limit the number of investment divisions in which You have funds invested.

      You may change the allocation for subsequent premiums at any time while the Contract is in force. To do so, You must send Us Written Notice. The change will take effect on the date We receive Written Notice at Our Principal Office.

3.8 Transfers Prior To Maturity Date: You generally may transfer amounts between the investment divisions of the Separate Account or between the Fixed Account and any investment division prior to the Maturity Date, provided you make the request to transfer such amounts in writing to Us. Transfers from the Separate Account to the Fixed Account may not occur if the Fixed Account Value is 50% or more of the overall Accumulation Value. The amount that You can transfer into or out of the Fixed Account is limited as defined in Sections 3.1 and 3.7 above. The minimum amount You may transfer is shown in the Specifications Page. This minimum need not come from any one investment division or be transferred to any one investment division. The minimum applies to the net amounts being transferred in Your written request. The Maximum Number of Free Transfers You may make in each Contract Year without charge is shown in the Specifications Page. For each additional transfer there is a charge which will not exceed the Maximum Transfer Charge shown in the Specifications Page. This charge will be deducted from the investment divisions, or the Fixed Account from which the transfer is being made in equal proportion to the number of such investment divisions, or the Fixed Account on the day of the transfer. The amount remaining in any investment division after deducting the transfer and any transfer charge must be equal to or greater than zero. The maximum amount that can be transferred from the Fixed Account to the Separate Account in any Contract Year is 20% of the Fixed Account Value on the first day of the Contract Year.

      You may also request to transfer amounts out of the MYG Options (which will be subject to an interest adjustment), subject to the transfer limitations in Sections 3.1 and 3.7 above.

      We reserve the right to restrict or refuse transfers under this Contract. If we exercise this right, You will be notified in writing.

3.9 Transfers After The Maturity Date: You may request two transfers among the Separate Account investment divisions each Contract Year. No transfers are allowed in or out of the Fixed Account.

3.10 Account Investments: We use the assets of Our Separate Account to buy shares in the Funds. Each investment division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the investment division. This is without regard to income, gains, or losses in Our other investment accounts.

      We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

3.11 Change In Investment Policy: A portfolio of the Funds may make a material change in its Investment Policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in the investment division affected by the Investment Policy change to another investment division of Our Separate Account. The process for changing the Investment Policy of the Separate Account has been approved by Iowa, Our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.12 Change Of Fund: A portfolio might, in Our judgment, become unsuitable for investment by an investment division. This may happen because of a change in investment contract, or a change in laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the application. However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.


                         SECTION 4: ACCUMULATION VALUES

4.1  Fixed Account Value: The Fixed Account Value equals:

     1)   Your Initial Premium allocated to the Fixed Account; plus

     2) Subsequent premiums allocated to the Fixed Account, if any; plus or minus

     3) Any transfers in or out of the Fixed Account Options (before any applicable Interest Adjustment); less

     4) Any Partial Surrenders allocated to the Fixed Account Options (before any applicable Interest Adjustment, if allocated in the MYG Options, or reduction of Surrender Charges); less

     5)   The Annual Maintenance Fee and transfer charges if any; plus

     6) Interest credited at the specified interest rate for each Fixed Account Option.

4.2 Separate Account Value: The amount You have in Our Separate Account at any time will be the sum of the values in each investment division. The value in each investment division is equal to (a) multiplied by (b) where:

     a. is the Accumulation Unit Value as of the end of the Valuation Period for which the value in the investment division is determined.

     b.   is the number of Accumulation Units in the investment division;

     We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.

4.3 Accumulation Units: We will credit amounts to or deduct amounts from the investment divisions in the Separate Account C in the form of Accumulation Units prior to the Maturity Date. The number of Accumulation Units to be credited or deducted from any investment division will be determined by dividing the amount to be credited or deducted from the investment division by the Accumulation Unit Value of the investment division. Accumulation Units will be credited or deducted using the Unit Value for the Valuation Period during which the transaction occurs. 4.4 Accumulation Unit Value:
     The Accumulation Unit Value of each investment division was set at $10.00 on the first Valuation Period of the investment division. The Accumulation Unit Value for each subsequent Valuation Period is determined at the end of the Valuation Period and will be equal to the Net Investment Factor for that Valuation Period multiplied by the Accumulation Unit Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a Valuation Period applies to each day in the period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

4.5 Net Investment Factor: The Net Investment Factor is an index used to measure the investment performance of an investment division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one; therefore, the value of an investment division unit may increase or decrease.

     The Net Investment Factor for each investment division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

     (a)  is the value of the assets at the end of the preceding Valuation
          Period;

     (b) is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period; and

     (c)  is the sum of:

          1. the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus

          2. the mortality and expense charge for each day in the current Valuation Period.

4.6 Charges Against The Investment Division: In determining the values for the Accumulation Units, We deduct the mortality and expense charge, as shown on the Specifications Page, from the assets of each investment division. This charge is for mortality and expense risks that We assume.

     The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any investment division to the extent that earnings are credited under this Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the investment divisions.

     (1)


     (2)  SECTION 5: SURRENDERS

5.1 Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date. The Surrender Value will be determined as of the first Business Day that We receive Written Notice and the Contract.

     We may defer payment of the Surrender Value for up to six months. If payment is deferred for 30 or more days, interest at the rate required by the jurisdiction in which this Contract is delivered will be paid during the period of deferment.

5.2  Surrender Value: The Surrender Value is equal to:

     1)   The Fixed Account Value; plus

     2)   Any applicable Interest Adjustment(s); plus

     3)   The Separate Account Value; less

     4)   The Surrender Charge; less

     5)   The Annual Maintenance Fee (if any); less

     6)   Any applicable Premium Tax.

5.3 Interest Adjustment: We may make an interest adjustment on amounts withdrawn from any Multi-Year Guarantee Option before the end of the guarantee period. Each MYG Option will have a separate Interest Adjustment.

     An applicable interest adjustment will be calculated by multiplying the amount withdrawn before the reduction of any surrender charge by the formula described below:

           [(1+io - .005)/(1 + it)]^(T) - 1

           io = The current interest rate on the MYG Option(s)
           (excluding any additional interest) when this Contract was issued.

           it = The current interest rate on the MYG Option(s)
           (excluding any additional interest) offered for new Contracts.

           T= Time in years as follows:

           Number of days from the date of the partial or full surrender to the end of the current Contract Year divided by 365; plus whole number of years remaining in the guarantee period.

     Upon full surrender or full transfer out of an MYG Option(s), an Interest Adjustment, either positive or negative, will be limited to the difference between the MYG Option(s) Account Value and the Minimum Guaranteed Fund Value.

     An interest adjustment will be made on each MYG Option during the guarantee period on a full or partial surrender, penalty-free surrender, transfers out of the MYG Option and upon annuitization. No interest adjustment will be made upon death or at the end of the guarantee period when the MYG Option money is automatically transferred to the Traditional Fixed Account.

5.4 Minimum Guaranteed Fund Value: The Minimum Guaranteed Fund Value (MGFV) is only applied to the MYG Options and will be no less than:

     1)   100% of MYG premiums; less

     2) Any Partial Surrenders allocated to or any transfers out of the MYG Options (before any applicable Interest Adjustments or reduction of Surrender Charges); plus

     3) Interest earned at the Fixed Account Guaranteed Minimum Interest Rate shown on the Specifications Page; less

     4)   The Annual Maintenance Fee and transfer charges, if any.


5.5 Surrender Charges: We may deduct a Surrender Charge from any surrender of premiums. The charge is equal to:

     1)   The Net Premium; less

     2) The Penalty-Free Partial Surrender amount (if available); multiplied by

     3)   The Surrender Charge percentage shown on the Specifications Page.

     The Surrender Charge will be based on the length of time between each premium payment and surrender. The Surrender Charge Percentage is shown on the Specifications Page. Any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any. There is no Surrender Charge on the investment income (if any) withdrawn.

          i.


          ii.  SECTION 6: PARTIAL SURRENDERS

6.1 Partial Surrenders: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Surrender Amount shown on the Specifications Page. A Partial Surrender may not bring the Fixed Account Value or any investment division of the Separate Account Value below the Minimum Account Value shown on the Specifications Page.

     The Minimum Partial Surrender Amount does not apply if You exercise the Penalty-Free Partial Surrender as described in Section 6.2.

     We may defer payment of the Partial Surrender for up to six months.
              If payment is deferred for 30 or more days, interest at the rate required by the jurisdiction in which this Contract is delivered will be paid during the period of deferment.

     Unless you specify otherwise, Your Partial Surrender will be allocated among all investment divisions, the Traditional Fixed Account and the MYG Option(s) in the same proportion as Your Accumulation Value bears to each investment division, the Traditional Fixed Account and the MYG Options(s). This allocation is subject to minimum amount requirements.

6.2 Penalty-Free Partial Surrenders: Once in each Contract Year You may withdraw up to 10% of the Gross Premium as of the date of the Partial Surrender without any Surrender Charge.

     If this option is not exercised during any Contract Year, or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent Contract Year.

An Interest Adjustment will be applied to Penalty-Free Partial Surrenders if money is withdrawn from the MYG Options.

6.3 Surrender Charges: We will deduct a Surrender Charge upon any Partial Surrender in excess of the allowable Penalty-Free Partial Surrender. The charge is equal to:

     4)   The amount requested that is withdrawn from Net Premium; less

     5) The Penalty-Free Partial Surrender amount (if available); multiplied by

     6)   The Surrender Charge percentage shown on the Specifications Page.

     The Surrender Charge will be based on the length of time between premium payments and Partial Surrenders. For the purpose of determining the Surrender Charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any, without regard to allocations of premiums or surrenders among investment divisions. There is no Surrender Charge on the investment income (if any) withdrawn.

                  iii. SECTION 7: SYSTEMATIC WITHDRAWAL OPTION

     You may elect a Systematic Withdrawal Option if all of the following requirements are satisfied as of the date we receive your request:

     1)   The Annuitant is living,

     2)   The Contract has not reached the Maturity Date, and

     3)   Your right to examine the Contract has expired.

     All Systematic Withdrawals are considered Partial Surrenders and will be taken pro-rata from the Traditional Fixed Account, the MYG Option(s) and the Separate Accounts. Withdrawals may be made monthly, quarterly, semi-annually or annually. However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Systematic Withdrawals will be delayed until the last day of the Valuation Period in which they fall.

     Surrender Charges will apply to all Systematic Withdrawal amounts that are in excess of the Penalty-Free Partial Surrender amount. You may discontinue Systematic Withdrawals at any time.

     The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the investment divisions in which Your Accumulation Value resides. If Your Accumulation Value declines due to unscheduled withdrawals or due to the investment experience, Your Accumulation Value may no longer support Systematic Withdrawals.

                            SECTION 8: DEATH BENEFIT

8.1 Death Of Annuitant Before The Maturity Date: If the Annuitant, who is not the Owner, dies prior to the Maturity Date We will pay the death benefit to the appropriate Annuitant's Beneficiary. This death benefit can be distributed over the life of the Annuitant's Beneficiary as long as an election is made within 60 days after the Annuitant's death. If an election is not made within 60 days, the death benefit will be paid in a lump sum and will be taxable in the year of death. The death benefit is the greater of Net Premium or the Accumulation Value on the date We receive the due Proof of Death, increased by interest at the rate required by the jurisdiction in which this Contract is issued until the date of payment and less any applicable Premium Tax.

     If there are joint Annuitants, the death benefit will be paid upon the death of the second Annuitant. If any Owner predeceases the second Annuitant, the death benefit will be distributed upon the death of such Owner according to Section 8.2 below.

     If the deceased Annuitant is also an Owner, or would be treated as an Owner under Section 8.2 below then the provisions of Section 8.2 will apply and control the distribution of the death benefit payable under this Contract.

8.2 Death Of Owner Before The Maturity Date: If the Owner dies prior to the Maturity Date, we will pay the death benefit to the appropriate Owner's Beneficiary. This death benefit must be distributed within 5 years of the deceased Owner's death; or provided the Owner's Beneficiary is an individual, it may be distributed over the lifetime of the Owner's Beneficiary, as long as payments begin within one year of the deceased Owner's death. The death benefit is the greater of the Net Premium or the Accumulation Value on the date We receive Proof of Death, increased by interest at the rate required by the jurisdiction in which the deceased Owner resided at the time of death until the date of payment and less any applicable Premium Tax.

     If the Owner's Beneficiary dies after the deceased Owner but before the entire interest in this Contract has been distributed, any remaining distributions will be made to the Owner's Beneficiary's estate.

     If there are joint Owners, the surviving joint Owner, if any, will be the Primary Beneficiary unless the joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If someone other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner. Proceeds will be distributed on the death of the first Owner, unless the sole Beneficiary is the spouse. In which case, the spouse may elect to continue this Contract as the new Owner as described in Section
     8.3 below.

     Payments under this provision are in full settlement of all liability under this Contract.

8.3 Spousal Continuance: If the Owner dies, and the sole Beneficiary is the deceased Owner's spouse, the Beneficiary may elect to continue this Contract as the new Owner.

8.4 Death Of Annuitant Or Owner On Or After The Maturity Date: If the Annuitant or Owner dies on or after the Maturity Date and before the entire annuity benefit is distributed and the surviving spouse is not the sole beneficiary, any remaining balance will be paid at least as rapidly as under the payment option in effect upon the date of death.

8.5 Simultaneous Death: If joint Owners or joint Annuitants die within 24 hours of one another they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of the simultaneous death of the Owner and the Annuitant, the Owner is presumed to have died first, and the Owner's beneficiary would be paid the death benefit.

                          SECTION 9: PAY-OUT PROVISIONS

9.1 Payment Of Contract Proceeds: On the Maturity Date, We will pay the Surrender Value of this Contract, less any applicable Premium Tax, to the Annuitant if living. You may elect to have the value paid under one of the payment plans described below. You can choose either a Fixed Payment Plan described in Section 9.4 or a Variable Payment Plan described in Section
     9.6. The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date. If no election is made, the automatic Fixed Payment Plan of a life annuity with 10 year certain period (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

     If the Surrender Value on the Maturity Date is less than $2,500, the annual payment is less than $50, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

9.2 Frequency Of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected. If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.3 Fixed Payment Options: Payments and earnings under the Fixed Payment Options are not affected by the investment experience of any investment division of Our Separate Account. Interest credited on all Fixed Payment Options will never be less than 1.5%.

9.4 Fixed Payment Plans: Annuity Payments will be made under one of the following payment plans:

     Option 1 - Income for Specified Period: We will pay an income for a specific number of years in equal installments. We guarantee these payments to be at least those shown in Table 1.

     Installments shown are for each $1,000 of value applied based on a minimum interest of 1.5% per annum.

     At Our sole discretion, excess interest may be paid or credited from time to time in addition to the payments guaranteed under Option 1.

     Option 2 - Life Annuity:

     Life Annuity: We will pay equal monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

     With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

     We guarantee these payments to be at least those shown in Table 2.

     Installments shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

     Option 3 - Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years. Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 1.5% compounded per annum, are exhausted.

     Option 4 - Joint and Survivor Income: We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary, provided the Annuitant is at least 50 years old and the Beneficiary/Payee is at least 45 years old at the time of the first monthly payment. We determine the payment by the sex and age of each person from Table 3. We will furnish values for age or sex combinations not shown in the table on request.

     Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.5% per annum.

9.5 Variable Payment Options: Payments under the Variable Payment Options are affected by the investment experience of the investment divisions of Our Separate Account. Therefore, the amount of the Variable Payments may increase or decrease, depending on the investment experience of the investment division.

     We guarantee that adverse mortality and expense experience will not affect the dollar amount of the Variable Payment.

9.6 Variable Payment Plans: Annuity payments will be made under one of the following payment plans:

     Life Annuity: We will pay monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

     Life Annuity With Certain Period: We will pay monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

     The dollar amount of the first Variable Payment is computed by multiplying the amount in each investment division, calculated as of a date not more than ten Business Days prior to the date of the first payment, by the appropriate rate from Table 4 for the option selected. The payment from each investment division is then converted to Annuity Units which will be used to determine subsequent payments.

     The initial payments shown in Table 4 are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and interest of 5% per annum.

     The number of Annuity Units credited to each investment division is:

     a) the portion of the first Variable Payment from the investment division; divided by

     b) the investment division's Annuity Unit Value as of the date used to calculate the first Variable Payment.

     The dollar amount of each subsequent payment for an investment division is equal to:

     a) the number of Annuity Units for that investment division; multiplied by

     b) the Annuity Unit Value for that investment division as of a uniformly applied date not more than ten Business Days before the date of the payment.

     The Variable Payment made to the Annuitant is the sum of the payment amounts for each investment division.

9.7 Annuity Unit Value: The Annuity Unit Value of each investment division was set at $10.00 at the end of the first Valuation Period of the investment division. The unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is equal to:

     a) the Annuity Unit Value for the immediately preceding Valuation Period; multiplied by

     b)   the Net Investment Factor for that period; multiplied by

     c)   .99986634 for each day in the Valuation Period.

9.8 Additional Payment Plans: Annuity payments may be made under any payment plan offered by Us at the time an election is made.

9.9 Evidence Of Age And Survival: Income under Options 2 and 3 of the Fixed Payment Plans or any Variable Payment Plan is based on the age of each Payee. We require proof of age. We reserve the right to require proof of survival under these Options.

                         SECTION 10: ANNUITIZATION BONUS

     When You annuitize Your contract after the fourth contract year, We will credit Your Accumulation Value with an additional percentage based on the Pay-Out Option You choose as follows:

     a) [2%] annuitization bonus will be credited on any Pay-Out Option available under this Contract that guarantees payment for ten or more years.

     b) [1%] annuitization bonus will be credited on any Pay-Out Option available under this Contract that guarantees payment for nine years or less.

                                    APPENDIX

                                     TABLE 1

                ARTICLE II. INCOME FOR SPECIFIED PERIOD FACTORS

          Installments shown are for each $1,000 of net proceeds applied. Interest is 1.50%, and is subject to change as described in the Pay-out Provisions Section.

                Specified Period not to exceed 20 years. Payment
                        will begin on the Maturity Date.

----------------------- ---------------------- ---------------------- --------------------- -----------------------
ANNUAL YEARS             ANNUAL                 SEMI-ANNUAL            QUARTERLY             MONTHLY
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  1                               N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  2                               N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  3                               N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  4                               N/A                    N/A                   N/A                    N/A
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  5                             205.99                 103.38                 51.78                  17.28
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  6                             172.93                  86.78                 43.47                  14.50
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  7                             149.31                  74.93                 37.53                  12.52
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  8                             131.60                  66.04                 33.08                  11.04
------------------------ ---------------------- ---------------------- --------------------- ----------------------
  9                             117.84                  59.14                 29.62                  9.88
------------------------ ---------------------- ---------------------- --------------------- ----------------------
10                              106.83                  53.61                 26.85                  8.96
------------------------ ---------------------- ---------------------- --------------------- ----------------------
11                               97.82                  49.09                 24.59                  8.20
------------------------ ---------------------- ---------------------- --------------------- ----------------------
12                               90.32                  45.33                 22.70                  7.57
------------------------ ---------------------- ---------------------- --------------------- ----------------------
13                               83.98                  42.14                 21.11                  7.04
------------------------ ---------------------- ---------------------- --------------------- ----------------------
14                               78.54                  39.41                 19.74                  6.59
------------------------ ---------------------- ---------------------- --------------------- ----------------------
15                               73.83                  37.05                 18.56                  6.19
------------------------ ---------------------- ---------------------- --------------------- ----------------------
16                               69.71                  34.98                 17.52                  5.84
------------------------ ---------------------- ---------------------- --------------------- ----------------------
17                               66.08                  33.16                 16.61                  5.54
------------------------ ---------------------- ---------------------- --------------------- ----------------------
18                               62.86                  31.54                 15.80                  5.27
------------------------ ---------------------- ---------------------- --------------------- ----------------------
19                               59.97                  30.10                 15.07                  5.03
------------------------ ---------------------- ---------------------- --------------------- ----------------------
20                               57.38                  28.79                 14.42                  4.81
------------------------ ---------------------- ---------------------- --------------------- ----------------------

                                   A. TABLE 2

     ARTICLE III. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

          Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

          Payment will begin on the Maturity Date.

                                               ARTICLE IV. Unisex

-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
Age of         Life Only    Life with   Life with                  Age of      Life Only    Life with   Life with
Payee                       10 Year     20 Year                    Payee                    10 Year     20 Year
                            Certain     Certain                                             Certain     Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           25         2.10        2.10         2.10                       63         4.10        4.04         3.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           26         2.12        2.12         2.12                       64         4.23        4.16         3.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           27         2.14        2.14         2.14                       65         4.36        4.28         3.95
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           28         2.17        2.16         2.16                       66         4.50        4.41         4.03
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           29         2.19        2.19         2.18                       67         4.66        4.54         4.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           30         2.21        2.21         2.21                       68         4.82        4.69         4.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           31         2.24        2.24         2.23                       69         5.00        4.84         4.25
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           32         2.27        2.27         2.26                       70         5.19        5.00         4.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           33         2.29        2.29         2.29                       71         5.39        5.16         4.38
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           34         2.32        2.32         2.32                       72         5.61        5.34         4.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           35         2.35        2.35         2.35                       73         5.85        5.52         4.50
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           36         2.38        2.38         2.38                       74         6.11        5.71         4.55
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           37         2.42        2.41         2.41                       75         6.38        5.90         4.59
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           38         2.45        2.45         2.44                       76         6.68        6.10         4.63
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           39         2.49        2.48         2.47                       77         7.01        6.31         4.67
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           40         2.52        2.52         2.51                       78         7.36        6.51         4.70
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           41         2.56        2.56         2.55                       79         7.74        6.72         4.72
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           42         2.60        2.60         2.58                       80         8.15        6.93         4.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           43         2.64        2.64         2.62                       81         8.60        7.13         4.76
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           44         2.69        2.68         2.66                       82         9.08        7.33         4.77
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           45         2.73        2.73         2.71                       83         9.61        7.51         4.78
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           46         2.78        2.77         2.75                       84        10.18        7.69         4.79
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           47         2.83        2.82         2.80                       85        10.79        7.85         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           48         2.88        2.88         2.84                       86        11.45        8.00         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           49         2.94        2.93         2.89                       87        12.15        8.14         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           50         3.00        2.99         2.95                       88        12.91        8.27         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           51         3.06        3.05         3.00                       89        13.71        8.38         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           52         3.12        3.11         3.05                       90        14.54        8.47         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           53         3.19        3.17         3.11                       91        15.42        8.56         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           54         3.26        3.24         3.17                       92        16.34        8.64         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           55         3.33        3.31         3.23                       93        17.29        8.70         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           56         3.41        3.39         3.30                       94        18.28        8.76         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           57         3.49        3.47         3.36                       95        19.32        8.81         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           58         3.58        3.55         3.43                       96        20.41        8.85         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           59         3.67        3.64         3.50                       97        21.59        8.88         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           60         3.77        3.73         3.58                       98        22.89        8.91         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           61         3.87        3.83         3.65                       99        24.34        8.93         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           62         3.99        3.93         3.72                      100        26.00        8.94         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

      ARTICLE V. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

          Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

          Payment will begin on the Maturity Date.

                                                 ARTICLE VI. Female

-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
Age of         Life Only   Life with    Life with                  Age of      Life Only    Life with   Life with
Payee                      10 Year      20 Year                    Payee                    10 Year     20 Year
                           Certain      Certain                                             Certain     Certain
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           25        2.10         2.10         2.10                       63         4.10        4.04         3.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           26        2.12         2.12         2.12                       64         4.23        4.16         3.88
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           27        2.14         2.14         2.14                       65         4.36        4.28         3.95
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           28        2.17         2.16         2.16                       66         4.50        4.41         4.03
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           29        2.19         2.19         2.18                       67         4.66        4.54         4.11
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           30        2.21         2.21         2.21                       68         4.82        4.69         4.18
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           31        2.24         2.24         2.23                       69         5.00        4.84         4.25
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           32        2.27         2.27         2.26                       70         5.19        5.00         4.32
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           33        2.29         2.29         2.29                       71         5.39        5.16         4.38
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           34        2.32         2.32         2.32                       72         5.61        5.34         4.44
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           35        2.35         2.35         2.35                       73         5.85        5.52         4.50
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           36        2.38         2.38         2.38                       74         6.11        5.71         4.55
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           37        2.42         2.41         2.41                       75         6.38        5.90         4.59
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           38        2.45         2.45         2.44                       76         6.68        6.10         4.63
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           39        2.49         2.48         2.47                       77         7.01        6.31         4.67
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           40        2.52         2.52         2.51                       78         7.36        6.51         4.70
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           41        2.56         2.56         2.55                       79         7.74        6.72         4.72
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           42        2.60         2.60         2.58                       80         8.15        6.93         4.74
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           43        2.64         2.64         2.62                       81         8.60        7.13         4.76
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           44        2.69         2.68         2.66                       82         9.08        7.33         4.77
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           45        2.73         2.73         2.71                       83         9.61        7.51         4.78
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           46        2.78         2.77         2.75                       84        10.18        7.69         4.79
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           47        2.83         2.82         2.80                       85        10.79        7.85         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           48        2.88         2.88         2.84                       86        11.45        8.00         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           49        2.94         2.93         2.89                       87        12.15        8.14         4.80
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           50        3.00         2.99         2.95                       88        12.91        8.27         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           51        3.06         3.05         3.00                       89        13.71        8.38         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           52        3.12         3.11         3.05                       90        14.54        8.47         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           53        3.19         3.17         3.11                       91        15.42        8.56         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           54        3.26         3.24         3.17                       92        16.34        8.64         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           55        3.33         3.31         3.23                       93        17.29        8.70         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           56        3.41         3.39         3.30                       94        18.28        8.76         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           57        3.49         3.47         3.36                       95        19.32        8.81         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           58        3.58         3.55         3.43                       96        20.41        8.85         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           59        3.67         3.64         3.50                       97        21.59        8.88         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           60        3.77         3.73         3.58                       98        22.89        8.91         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           61        3.87         3.83         3.65                       99        24.34        8.93         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------
           62        3.99         3.93         3.72                      100        26.00        8.94         4.81
-------------- ----------- ------------ ------------              ----------- ------------ ----------- ------------

     ARTICLE VII. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

          Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.50% interest.

          Payment will begin on the Maturity Date.


                                                   ARTICLE VIII. Male

-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
Age of         Life Only    Life with   Life with                  Age of      Life Only    Life with   Life with
Payee                       10 Year     20 Year                    Payee                    10 Year     20  Year
                            Certain     Certain                                             Certain     Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           25         2.19        2.19         2.19                       63         4.54        4.42         4.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           26         2.22        2.22         2.21                       64         4.69        4.55         4.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           27         2.24        2.24         2.24                       65         4.85        4.68         4.13
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           28         2.27        2.27         2.26                       66         5.02        4.82         4.20
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           29         2.30        2.29         2.29                       67         5.20        4.97         4.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           30         2.32        2.32         2.32                       68         5.39        5.12         4.33
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           31         2.35        2.35         2.34                       69         5.59        5.28         4.38
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           32         2.38        2.38         2.37                       70         5.81        5.44         4.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           33         2.42        2.41         2.40                       71         6.05        5.61         4.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           34         2.45        2.45         2.44                       72         6.30        5.78         4.53
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           35         2.48        2.48         2.47                       73         6.56        5.96         4.58
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           36         2.52        2.52         2.50                       74         6.84        6.14         4.61
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           37         2.56        2.56         2.54                       75         7.15        6.32         4.65
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           38         2.60        2.60         2.58                       76         7.47         6.5         4.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           39         2.64        2.64         2.61                       77         7.82        6.68         4.70
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           40         2.68        2.68         2.65                       78         8.19        6.86         4.72
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           41         2.73        2.72         2.70                       79         8.58        7.04         4.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           42         2.78        2.77         2.74                       80         9.01        7.22         4.76
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           43         2.83        2.82         2.78                       81         9.46        7.39         4.77
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           44         2.88        2.87         2.83                       82         9.95        7.55         4.78
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           45         2.93        2.92         2.88                       83        10.46        7.71         4.79
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           46         2.99        2.97         2.93                       84        11.02        7.86         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           47         3.05        3.03         2.98                       85        11.61        7.99         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           48         3.11        3.09         3.03                       86        12.23        8.12         4.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           49         3.17        3.15         3.08                       87        12.90        8.24         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           50         3.24        3.22         3.14                       88        13.61        8.35         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           51         3.31        3.29         3.20                       89        14.36        8.44         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           52         3.38        3.36         3.26                       90        15.16        8.53         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           53         3.46        3.43         3.32                       91        16.01        8.61         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           54         3.54        3.51         3.38                       92        16.90        8.68         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           55         3.63        3.59         3.44                       93        17.85        8.74         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           56         3.72        3.68         3.51                       94        18.87        8.79         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           57         3.82        3.77         3.58                       95        19.96        8.83         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           58         3.92        3.86         3.65                       96        21.13        8.87         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           59         4.03        3.96         3.72                       97        22.41        8.90         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           60         4.14        4.07         3.79                       98        23.83        8.92         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           61         4.27        4.18         3.86                       99        25.44        8.94         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
           62         4.40        4.30         3.93                      100        27.26        8.95         4.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

                                   A. TABLE 3

                       JOINT AND SURVIVOR INCOME FACTORS

We will furnish values for age combinations not shown in the table on request for Fixed Payment Plans. They will be calculated on the same basis as those in this table.

Female Age                                     Male Age
             --------------------------------------------------------------------------------
                 45            50            55            60            65            70

45             2.50          2.57          2.62          2.66          2.69          2.71
50             2.61          2.71          2.80          2.86          2.91          2.95
55             2.70          2.84          2.97          3.09          3.17          3.23
60             2.77          2.96          3.14          3.32          3.46          3.57
65             2.83          3.05          3.29          3.54          3.77          3.97
70             2.87          3.12          3.41          3.73          4.07          4.39

               Installments shown are monthly and are for each $1,000 of net proceeds applied. Based on Annuity 2000 Tables, and 1.50% interest.

Payment will begin on the Maturity Date.

                                     TABLE 4

      ARTICLE IX. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


          Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

                                                ARTICLE X. Unisex

-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year      20 Year                   Payee                   10 Year      20 Year
                            Certain      Certain                                           Certain      Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.34        4.34         4.34                   53             5.21        5.19         5.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.35        4.35         4.35                   54             5.28        5.25         5.15
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.36        4.36         4.37                   55             5.35        5.32         5.21
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.38        4.38         4.38                   56             5.42        5.39         5.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.40        4.40         4.40                   57             5.50        5.46         5.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.41        4.41         4.41                   58             5.58        5.53         5.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.43        4.43         4.43                   59             5.67        5.61         5.43
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.45        4.45         4.45                   60             5.76        5.70         5.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.47        4.47         4.47                   61             5.86        5.79         5.56
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.49        4.49         4.48                   62             5.97        5.89         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.51        4.51         4.51                   63             6.08        5.99         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.53        4.53         4.53                   64             6.20        6.10         5.75
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.56        4.56         4.55                   65             6.33        6.21         5.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.58        4.58         4.57                   66             6.47        6.33         5.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.61        4.61         4.60                   67             6.62        6.46         5.94
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.64        4.64         4.62                   68             6.79        6.60         6.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.67        4.67         4.65                   69             6.96        6.74         6.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.70        4.70         4.68                   70             7.15        6.89         6.12
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.74        4.74         4.71                   71             7.36        7.05         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.78        4.77         4.74                   72             7.58        7.21         6.23
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               4.81        4.81         4.78                   73             7.83        7.38         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               4.85        4.85         4.81                   74             8.09        7.56         6.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               4.90        4.89         4.85                   75             8.37        7.74         6.35
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               4.94        4.93         4.89                   76             8.68        7.93         6.39
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               4.99        4.98         4.93                   77             9.01        8.12         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.04        5.03         4.97                   78             9.37        8.32         6.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.10        5.08         5.01                   79             9.77        8.51         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.15        5.14         5.06                   80            10.19        8.70         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------


                                     TABLE 4

      ARTICLE XI. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


          Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

                                               ARTICLE XII. Female

-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year      20 Year                   Payee                   10 Year      20 Year
                            Certain      Certain                                            Certain     Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.34        4.34         4.34                   53             5.21        5.19         5.11
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.35        4.35         4.35                   54             5.28        5.25         5.15
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.36        4.36         4.37                   55             5.35        5.32         5.21
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.38        4.38         4.38                   56             5.42        5.39         5.26
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.40        4.40         4.40                   57             5.50        5.46         5.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.41        4.41         4.41                   58             5.58        5.53         5.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.43        4.43         4.43                   59             5.67        5.61         5.43
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.45        4.45         4.45                   60             5.76        5.70         5.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.47        4.47         4.47                   61             5.86        5.79         5.56
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.49        4.49         4.48                   62             5.97        5.89         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.51        4.51         4.51                   63             6.08        5.99         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.53        4.53         4.53                   64             6.20        6.10         5.75
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.56        4.56         4.55                   65             6.33        6.21         5.81
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.58        4.58         4.57                   66             6.47        6.33         5.88
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.61        4.61         4.60                   67             6.62        6.46         5.94
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.64        4.64         4.62                   68             6.79        6.60         6.00
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.67        4.67         4.65                   69             6.96        6.74         6.07
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.70        4.70         4.68                   70             7.15        6.89         6.12
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.74        4.74         4.71                   71             7.36        7.05         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.78        4.77         4.74                   72             7.58        7.21         6.23
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               4.81        4.81         4.78                   73             7.83        7.38         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               4.85        4.85         4.81                   74             8.09        7.56         6.32
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               4.90        4.89         4.85                   75             8.37        7.74         6.35
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               4.94        4.93         4.89                   76             8.68        7.93         6.39
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               4.99        4.98         4.93                   77             9.01        8.12         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.04        5.03         4.97                   78             9.37        8.32         6.44
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.10        5.08         5.01                   79             9.77        8.51         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.15        5.14         5.06                   80            10.19        8.70         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

     ARTICLE XIII. MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS


          Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

                                                ARTICLE XIV. Male

-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
   Age of       Life Only   Life with    Life with                Age of       Life Only   Life with    Life with
    Payee                   10 Year      20 Year                   Payee                   10 Year      20 Year
                            Certain      Certain                                           Certain      Certain
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     25               4.41        4.41         4.41                   53             5.50        5.45         5.29
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     26               4.43        4.43         4.42                   54             5.58        5.52         5.34
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     27               4.45        4.45         4.44                   55             5.66        5.60         5.40
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     28               4.46        4.46         4.46                   56             5.75        5.68         5.45
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     29               4.48        4.48         4.48                   57             5.84        5.76         5.51
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     30               4.51        4.51         4.50                   58             5.94        5.85         5.57
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     31               4.53        4.53         4.52                   59             6.04        5.94         5.62
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     32               4.55        4.55         4.54                   60             6.16        6.04         5.68
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     33               4.57        4.57         4.56                   61             6.28        6.15         5.74
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     34               4.60        4.60         4.58                   62             6.41        6.26         5.80
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     35               4.63        4.63         4.61                   63             6.55        6.37         5.86
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     36               4.66        4.66         4.63                   64             6.70        6.50         5.92
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     37               4.69        4.69         4.66                   65             6.86        6.62         5.97
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     38               4.72        4.72         4.69                   66             7.03        6.76         6.03
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     39               4.76        4.75         4.72                   67             7.22        6.89         6.08
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     40               4.79        4.79         4.75                   68             7.42        7.04         6.13
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     41               4.83        4.83         4.78                   69             7.63        7.18         6.18
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     42               4.88        4.87         4.82                   70             7.85        7.34         6.22
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     43               4.92        4.91         4.85                   71             8.09        7.49         6.27
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     44               4.96        4.95         4.89                   72             8.34        7.65         6.30
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     45               5.01        5.00         4.93                   73             8.61        7.82         6.34
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     46               5.06        5.04         4.97                   74             8.91        7.98         6.37
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     47               5.12        5.09         5.01                   75             9.22        8.15         6.40
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     48               5.17        5.15         5.05                   76             9.55        8.32         6.42
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     49               5.23        5.20         5.10                   77             9.90        8.48         6.45
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     50               5.29        5.26         5.14                   78            10.29        8.65         6.46
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     51               5.36        5.32         5.19                   79            10.69        8.81         6.48
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------
     52               5.43        5.38         5.24                   80            11.13        8.97         6.49
-------------- ------------ ----------- ------------              ----------- ------------ ----------- ------------

         Individual Flexible Premium Deferred Variable Annuity Contract

                   Annuity Payments Starting On Maturity Date


                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends


          ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL


           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,


                  WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

          THIS CONTRACT CONTAINS AN INTEREST ADJUSTMENT WHICH MAY CAUSE THE BENEFITS AND VALUES OF THIS CONTRACT TO INCREASE OR DECREASE

Exhibit 24(b)(4)(b)

FRONT COVER:

Notice to Arizona residents:
Upon written request, we will provide you, within a reasonable amount of time, with factual information regarding the benefits and provisions of the annuity contract purchased. If, for any reason, you are not satisfied with the annuity contract, you may return the contract either within 10 days or within 30 days (if the contract holder is sixty-five years of age or older on the date the application was signed) after the contract is delivered and receive a refund of premium (less any partial surrenders).

Notice to Florida residents:

The benefits are on a variable basis, may increase or decrease and are not guaranteed as to a fixed dollar amount.

Variable Annuity Service Center Mailing Instructions

Regular Mail:                                        Express Delivery:
Midland National - Annuity Division           Midland National-Annuity Division
Attn: Variable Annuity                            Attn: Variable Annuity
P.O. Box 79907                                 4601 Westown Parkway, Suite 300
Des Moines, Iowa 50325-0907                    West Des Moines, Iowa 50266-1071
Phone: 866-270-0564                                  Fax: 866-270-9565

Midland National Life Insurance Company
Variable Annuity Application
P.O. Box 79907, Des Moines, Iowa 50325-0907 Phone: 866-270-9564
Express Delivery: 4601 Westown Parkway, Suite 300, West Des Moines, Iowa 50266-1071


Annuitant Name:____________________________     SSN# or Tax ID:________________________

Permanent Address:____________________          City: ________________      State: ____       Zip:_____

Date of Birth:_____         Phone:__________    E-mail Address:____________________           Male  ___  Female  ___

Joint Annuitant (if applicable)
Name:  ___________________________________      SSN# or Tax ID:__________________________

Permanent Address:____________________          City: ________________      State: ____       Zip:_____

Date of Birth:_____         Phone:__________    E-mail Address:____________________           Male  ___  Female  ___

Owner (if other than Annuitant)
Name:  ___________________________________      SSN# or Tax ID:__________________________

Permanent Address:____________________          City: ________________      State: ____       Zip:_____

Date of Birth:_____         Phone:__________    E-mail Address:____________________           Male  ___  Female  ___

Joint Owner (if applicable)
Name:  ___________________________________      SSN# or Tax ID:__________________________

Permanent Address:____________________          City: ________________      State: ____       Zip:_____

Date of Birth:_____         Phone:__________    E-mail Address:____________________           Male  ___  Female  ___

Annuitant's Beneficiary(ies)
Name (first, middle initial, last):  __________________________________________
SSN/TIN (include dashes): _____________________________________________________
Relationship:_________________________________________________________________
Percentage (%):_______________________________________________________________

Owner's Beneficiary(ies) (Joint Owner unless otherwise stated.)
Name (first, middle initial, last):  __________________________________________
SSN/TIN (include dashes): _____________________________________________________
Relationship:_________________________________________________________________
Percentage (%):_______________________________________________________________

Tax Status
Nonqualified  _____ Pension/Profit Sharing  ______ 403(b) TSA  _____ Inherited IRA_____
IRA-Individual* IRA-Roth*  _____  IRA-SEP  _____         Other _______________
* Contribution year and amount: Year ________  Amount $ ________/ Year ________ Amount $ ________

Replacement
Do you have any existing life insurance or annuity contracts?
Yes_____    No_____
Will this annuity replace any existing life insurance or annuity?
Yes _____  No _____

Company Name: ____________________Contract Number: ______________________
Reminder: Please complete and submit a State Replacement Form (where required) with this application. Your registered representative is required to leave with you the original or a copy of all written or printed sales material used in the sale of this product. Please retain all such copies for future reference.

Product and Optional Riders
Product Selection (Select One)
MNL Advisor Variable Annuity
Other ______________________

Initial Investment, Dollar Cost Averaging & Portfolio Rebalancing
INITIAL INVESTMENT--Please make check payable to Midland National Life
Insurance Company.
     Initial premium: $ ________________
     (If premium is either an exchange or transfer, please indicate approximate amount.)
     A. Choose Easy-Select Portfolio in Section 7(A), or
     B. Self-Select Portfolio in Section 7(B). Use whole numbers only. Must equal 100%.
MONTHLY PRE-AUTHORIZED WITHDRAWAL--First premium will be withdrawn after contract is issued. Checking Savings (check one) Transit Routing #____________________ Account # __________________ Draft date (days
     1-28 only) __________Monthly amount (minimum $50) $ ____
Dollar Cost Averaging (DCA)*
     _____% of initial premium allocated to the DCA Fixed Account. May not be available in all states. Premium will be transferred in equal monthly installments out of the DCA Fixed Account to the portfolios selected below.
          6 Month _____
          12 Month _____
          DCA to the following fund allocations
             Fund Name______________   _____%   Fund Name  ____________  _____%
             Fund Name______________   _____%   Fund Name  ____________  _____%

     *If the Fixed DCA Account is not 100% of the initial investment, the % listed above must equal 100% when combined with the initial investment allocations listed in Section 7(A) or 7(B).

Portfolio Rebalancing - Optional - Accumulation Value will rebalance to the portfolios selected in Section 7(A) or 7(B) at the frequency selected below.

Indicate Frequency: Quarterly_____   Semi-annual _____   Annual_____

Note: If you select an Easy-Select Portfolio in Section 7(A), Portfolio Rebalancing will automatically occur on each contract anniversary unless otherwise indicated in Section 7.





Easy-Select Portfolio
 Conservative Portfolio Model_____
Moderate-Aggressive Portfolio Model_____
 Moderate-Conservative Portfolio Model_____
Aggressive Portfolio Model_____
 Moderate Portfolio Model_____

Self-Select Portfolio
American Century VP Balanced Fund                                _____%
American Century VP Capital Appreciation Fund                    _____%
American Century VP Income & Growth Fund                         _____%
American Century VP Inflation Protection Fund                    _____%
American Century VP International Fund                           _____%
American Century VP Large Company Value Fund                     _____%
American Century VP Mid Cap Value Fund                           _____%
American Century VP Ultra Fund                                   _____%
American Century VP Value Fund                                   _____%
Fidelity VIP Asset Managersm Portfolio                           _____%
Fidelity VIP Asset Manager: Growth(R)Portfolio                   _____%
Fidelity VIP Balanced Portfolio                                  _____%
Fidelity VIP Contrafund(R)Portfolio                              _____%
Fidelity VIP Equity-Income Portfolio                             _____%
Fidelity VIP Growth Portfolio                                    _____%
Fidelity VIP Growth & Income Portfolio                           _____%
Fidelity VIP Growth Opportunities Portfolio                      _____%
Fidelity VIP High Income Portfolio                               _____%
Fidelity VIP Index 500 Portfolio                                 _____%
Fidelity VIP Investment Grade Bond Portfolio                     _____%
Fidelity VIP Mid Cap Portfolio                                   _____%
Fidelity VIP Money Market Portfolio                              _____%
Fidelity VIP Overseas Portfolio                                  _____%
Fidelity VIP Value Strategies Portfolio                          _____%
Fixed Account - 1 year Guarantee Period                          _____%
Fixed Account - 4 year Multi-Year Guarantee Option*              _____%
Fixed Account - 7 year Multi-Year Guarantee Option*              _____%
Fixed Account - 10 year Multi-Year Guarantee Option*             _____%

*The 4, 7 and 10 year Multi-Year Guarantee Options are subject to an Interest Adjustment. See contract or prospectus for details. May not be available with all products in all states.

Document Delivery
Yes, I would like to receive the variable product prospectus, fund company prospectus and fund company reports electronically instead of the paper version. I have access to a computer with a CD-ROM drive and internet access to view these documents. I understand that Midland National will rely on my signature as consent to receive all future variable product prospectuses, fund company prospectuses and fund company reports electronically. I can change my mind at any time by contacting Midland National at 866-270-9564 and revoking this consent.

Telephone Reallocation Authorization (Read Carefully)
I hereby authorize and direct Midland National to act on telephone instructions when proper identification is furnished, to exchange units between the Fixed Account or fund portfolios and/or to change the allocation of future premium payments. I agree that Midland National is not liable for any loss arising from any exchange or change in allocation of future premium payments by acting in accordance with these telephone instructions. Midland National will employ reasonable procedures to confirm that telephone instructions are genuine; if we do not, we may be liable for any losses due to unauthorized or fraudulent instructions.
      _____Check here to accept.     _____Check here to decline.

Authorization for registered representative (Read Carefully)
I hereby authorize and direct Midland National to act on telephone, written or facsimile instructions communicated by the registered representative of Record to exchange units between the Fixed Account or fund portfolios and/or to change the allocation of future premium payments. This authorization does not grant the representative discretion to communicate any transaction without my prior approval. I agree that Midland National is not liable for any loss arising from any exchange or change in allocation of future premium payments by acting in accordance with these instructions. Midland National will employ reasonable procedures to confirm that instructions are genuine; if we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. This authorization will remain in effect until Midland National receives written notification of cancellation from the contract owner, or the named representative is no longer contracted and appointed with Midland National. I understand that any subsequent modifications or additions made to the application after it is submitted must be initialed by the client.
      _____Check here to accept.     _____Check here to decline.

Fraud Notice
ARKANSAS, District of Columbia, Kentucky, Louisiana, Maine, New Mexico, Ohio, Oklahoma, Pennsylvania and Tennessee residents, please note: Any person who knowingly, and with intent to defraud any insurance company or other person, files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. COLORADO RESIDENTS: Any insurance company, or agent of an insurance company, who knowingly provides false, incomplete, or misleading facts or information to a contract holder or claimant for the purpose of defrauding, or attempting to defraud, the contract holder or claimant with regard to a settlement or award payable from insurance proceeds, shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.
FLORIDA RESIDENTS: Any person who knowingly, and with intent to injure, defraud, or deceive any insurer, files a statement of claim or an application containing any false, incomplete or misleading information, is guilty of a felony of the third degree. NEW JERSEY RESIDENTS: Any person who includes any false or misleading information on an application for an insurance contract is subject to criminal and civil penalties.

Financial Institution Disclosure
Insurance policies and annuities are not a deposit or other obligation of, or guaranteed by a bank, any affiliate of a bank, or savings association, and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other agency of the United States, a bank, any affiliate of a bank, or savings association.

Owner's Statement
I understand that I am purchasing a variable annuity product and that: (a) past performance is not a guarantee of future results; (b) variable annuity products are not insured by the Federal Deposit Insurance Corporation (FDIC); (c) they are not guaranteed by a bank; (d) they are subject to investment rules, including possible loss of principal investment; and (e) early withdrawals from an annuity will be subject to surrender charges, taxed as ordinary income, and an additional non-deductible excise tax.

I acknowledge receipt of a current product and a fund company prospectus containing current prospectuses for all available portfolios. ______I would like to receive the Statement of Additional Information.

All statements made in this application (including all pages) are true and I agree to all terms and conditions stated herein. I also agree that this application will become a part of my annuity contract. I further verify my understanding that all payments and values provided by the contract, when based on investment experience of the variable account, are variable and not guaranteed as to dollar amount. The variable annuity applied for is suitable for my investment objectives, financial situation and insurance needs. Under penalty of perjury, I certify that the social security or taxpayer identification number is correct as it appears in this application.

Signed at (city, state)__________________________________________
Date Signed (mm/dd/yyyy)_____________________________________
Annuitant/Owner's Signature____________________________________
Joint Owner's Signature________________________________________
Spouse's Signature (*Required in community property states only)__________________________________ [*AZ, CA, ID, LA, NM, NV, TX, WA and WI
are current community property states.]

Registered Representative Statement
I certify that I have reviewed this application, determined that all questions are answered fully, completely and accurately as supplied by the applicant and recorded in full detail as required.

Will this annuity replace any existing life insurance or annuity?   Yes     No
If yes, please provide the Company Name: ________________________________
Contract Number: ____________________

Registered Representative's Full Name (please print)___________________________ Registered Representative's Signature__________________________________________
Date Signed (mm/dd/yyyy)___________________ Phone Number (include area code)_____________ Number_________________ License ID Number--FL
only________________ Additional Registered Representative Name (please print)__________________________________ Percentage_____ Resident Registered
Representative's Countersignature (where required)_________________________________ Phone Number (include area code)________________ For Registered Representative Use Only -- A_____ B_____ C_____ D_____

Exhibit 24(b)(3)(b)

Independent Broker-Dealer
Registered Representative Application

Last Name          First Name        M.I.
Residence Address (Street, City, State, County, Zip)
Business Address (Street, City, State, County, Zip)
Branch Office (If different than Business Address) (Street, City, State, County, Zip)
Lived at Residence Address
Years     Months
1.        Professional Designation   n CLU     n ChFC   n LUTCF  n CFP_____   n
Other:______________________________________________________
2.        Securities Licenses        n 6       n 7      n 24     n 26     n RIA
States:______________________________________________________
Broker/Dealer Name:         Broker/Dealer Address:
Phone Number  (      )


PLEASE RESPOND TO ALL QUESTIONS FOR YOU PERSONALLY AND ANY ORGANIZATION OVER WHICH YOU HAVE EXERCISED CONTROL. A "YES" REQUIRES A WRITTEN EXPLANATION ON A SEPARATE SHEET OF PAPER.

n Yes     n No     1. Have you ever been charged with, convicted of, pled
guilty or pled nolo contendre to a felony or misdemeanor?  If yes, attach a
copy of the court records.    n Yes    n No      2. Have you ever had an
application for an insurance license denied by any insurance department?
n Yes     n No     3. Have you ever had an insurance license or securities
license suspended or revoked?
n Yes     n No     4. Have you ever had a complaint filed or do you anticipate a complaint being filed against you by an insurance department, NASD or other regulatory agency?
n Yes     n No     5.Has your contract/appointment ever been terminated
involuntarily by an insurer?
n Yes     n No     6.Are there any outstanding judgments or liens (including
state or federal tax liens) against you or are you currently involved in any litigation?
n Yes     n No     7.Have you ever declared bankruptcy?
n Yes     n No     8.Does any insurer, insured, or other person claim any
indebtedness from you as a result of any insurance transaction or business?
n Yes     n No     9.Has any claim ever been made against you, your surety
company, or errors and omissions insurer arising out of insurance sales or practices or have you been refused surety bonding?

Please Attach:
    1. Copy of your CRD Status report.
    2. Copy of variable insurance license in states you wish to be appointed.
    3. Copy of your Errors and Omissions (E & O) policy's Declaration Page.
       E & O Insurance of at least $1,000,000 per claim/$1,000,000 aggregate is required by Midland to be appointed.

CONDITIONS AND AGREEMENTS - By signing this application, I hereby acknowledge I have read a specimen copy of the proposed contract and all applicable supplements and addendums thereto to be entered into between myself and Midland National Life (Midland). I agree to be bound by all of the terms and conditions of such contract, supplements and addendums, a personalized copy to which will be subsequently forwarded to me by Midland. I agree not to solicit business until I have been notified by Midland that I am authorized to do so. I represent and warrant that all information and answers to questions are true and complete. Any marketing materials which have not been provided by Midland must be approved by Midland prior to their use. I understand that any specimen sales brochures and material I have received are provided only for my personal examination of product provisions and rates.

I understand that the Fair Credit Reporting Act requires Midland to notify me that, as a routine part of processing my contract application, a consumer report may be obtained which may include information bearing on my credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living. I authorize Midland or any of its affiliates1 to obtain a consumer report and Vector One report in connection with this contract application. I further authorize Midland or its affiliates or their duly authorized representatives to contact any organization or individual who has knowledge on my employment history, credit history, financial status, or record of any illegal activity to (a) obtain a record of such history, status or activities and (b) hereby authorize the release of such information by such organization or individual in connection with this application and (c) authorize Midland or any of its affiliates to release information about any debit balance I may incur to Vector One, its successors, or any organization designated to replace Vector One. This authorization shall remain valid and in effect during the term of your contract. We reserve the right to obtain subsequent consumer reports and/or investigative consumer reports on an as-needed basis.

I understand that by providing the fax/email information above, I hereby consent to receive communications sent by on on behalf of Midland.

1Affiliate means any company owned, directly or indirectly, by Sammons Financial Group, Inc.

Applicant Signature                  Date

I have reviewed the above application and I hereby recommend this agent's contract with Midland National Life Insurance Company.

Signature of Principal of Broker/Dealer                 B/D Midland Code

MIDLAND NATIONAL ANNUITY DIVISION o P.O. BOX 79907 o DES MOINES, IOWA 50325-0907
Phone: (877) 586-0242 o Fax: (877) 586-0248 o Internet: www.midlandannuity.com

December 15, 2004



The Board of Directors
Midland National Life Insurance Company
Des Moines, Iowa

Gentlemen:

With reference to the Registration Statement for Midland National Life Separate Account C filed on form N-4 (File number 333-119088 Pre-Effective Amendment No.
1) with the Securities and Exchange Commission covering flexible premium deferred variable annuity policies, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

1. Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of Iowa and has been duly authorized to issue individual flexible premium deferred variable annuity contracts by the Department of Insurance of the State of Iowa.

2. The Midland National Life Insurance Company Separate Account C is a duly authorized and existing separate account established pursuant to the provisions of the Iowa Statutes.

3. The flexible premium deferred variable annuity contracts, when issued as contemplated by said Form N-4 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an Exhibit to said N-4 Registration Statement.


Sincerely,


/s/


Stephen P. Horvat, Jr.
Senior Vice President - Legal and Secretary

                                December 14, 2004




Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

      RE:      MNL Advisor  Variable Annuity
               Form N-4, File No. 333-119088

Gentlemen:

                   We hereby consent to the reference to our name under the caption "Legal Matters" in the Statement of Additional Information filed as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by Midland National Life Separate Account C for certain variable annuity contracts (File No. 333-119088). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                Very truly yours,

                                SUTHERLAND ASBILL & BRENNAN LLP



                                By:      /s/
                                   -------------
                                   Frederick R. Bellamy

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in Pre effective Amendment No. 1 to this Registration Statement of Midland National Life Separate Account C on Form N-4 (File No. 333-119088) of our report dated March 18, 2004 on our audit of the financial statements of Midland National Life Separate Account C and our report dated March 3, 2004 on our audit of the financial statements of Midland National Life Insurance Company, respectively, which appear in such Registration Statement. We also consent to the reference of our firm under the caption "Financial Statements" and "Experts" in such Registration Statement.


/s/

PRICEWATERHOUSECOOPERS LLP
St. Louis, Missouri
December 14, 2004

                                POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Michels, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.



          IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____day of ________________ 2003.

SIGNATURE                            DATE            SIGNATURE                            DATE

/s/                                  1/8/03          /s/                                  1/7/03
------------------------------------ ------          ------------------------------------ ------
Michael M. Masterson                                 John J. Craig II



/s/                                  1/703           /s/                                  1/7/03
------------------------------------ -----           ------------------------------------ ------
Steven C. Palmitier                                  Donald J. Iverson



/s/                                  1/7/03          /s/                                  1/7/03
------------------------------------ ----------      ------------------------------------ ------
Stephen P. Horvat, Jr.                               Thomas M. Meyer



/s/                                  1/8/03
------------------------------------ ------
Robert W. Korba
